   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 22, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     CENTURION WIRELESS TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3679                            47-0834642
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                             3425 NORTH 44TH STREET
                            LINCOLN, NEBRASKA 68504
                                 (402) 467-4491
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  GARY L. KUCK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     CENTURION WIRELESS TECHNOLOGIES, INC.
                             3425 NORTH 44TH STREET
                            LINCOLN, NEBRASKA 68504
                                 (402) 467-4491
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

               JOSHUA N. KORFF, ESQ.                               NORA L. GIBSON, ESQ.
                 KIRKLAND & ELLIS                            WILSON SONSINI GOODRICH & ROSATI,
                 CITIGROUP CENTER                                PROFESSIONAL CORPORATION
               153 EAST 53RD STREET                                     ONE MARKET
             NEW YORK, NEW YORK 10022                         SPEAR STREET TOWER, SUITE 3300
                  (212) 446-4800                              SAN FRANCISCO, CALIFORNIA 94105
                                                                      (415) 947-2000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM                AMOUNT OF
    TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED       AGGREGATE OFFERING PRICE       REGISTRATION FEE (1)
--------------------------------------------------------------------------------------------------------------------
Common stock, $0.01 par value.............................         $80,500,000                    $21,252
--------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus (Subject to Completion)
Issued September 22, 2000

                                       SHARES
[LOGO]               CENTURION WIRELESS TECHNOLOGIES, INC.
                                  COMMON STOCK
                         ------------------------------

     We are offering shares of common stock in an initial public offering. No public market currently exists for our common stock. We anticipate that the
initial public offering price for our shares will be between $           and
$     per share.

                         ------------------------------

     We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "CNTN."
                         ------------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                         ------------------------------

                                                              Per Share    Total
                                                              ---------    -----
Offering Price..............................................  $            $
Underwriting Discounts and Commissions......................  $            $
Offering Proceeds to Centurion, before expenses.............  $            $

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriters the right to purchase up to an
additional           shares of common stock to cover any over-allotments. The
underwriters can exercise this right at any time within 30 days after the offering. Banc of America Securities LLC expects to deliver the shares of common
stock to investors on                 , 2000.

BANC OF AMERICA SECURITIES LLC
                            CHASE H&Q
                                     U.S. BANCORP PIPER JAFFRAY
                                                   C.E. UNTERBERG, TOWBIN
                         ------------------------------

              The date of this prospectus is                , 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Forward-Looking Statements..................................   14
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Consolidated Financial Data........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   25
Management..................................................   37
Related Party Transactions..................................   43
Principal Stockholders......................................   47
Description of Capital Stock................................   49
Shares Eligible for Future Sale.............................   51
Underwriting................................................   53
Legal Matters...............................................   54
Experts.....................................................   54
Where You Can Find Additional Information...................   55
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes appearing elsewhere in this prospectus.

                        CENTURION WIRELESS TECHNOLOGIES

     We are a leading global supplier of custom-designed and manufactured antenna and power products for wireless handsets, wireless data devices and wireless networks. We have extensive experience in the research, design and development of products for the global wireless communications industry and have been profitable since our inception in 1978. Our customers include leading multinational wireless equipment manufacturers such as Cisco, Ericsson, Kyocera/Qualcomm, Lucent, Motorola, Philips and Samsung, as well as a wide range of providers of emerging wireless data products and applications.

     We provide custom-designed antenna and power products for a broad range of applications including:

     - wireless handsets, including analog and digital cellular phones;

     - wireless data devices;

     - portable two-way radios;

     - devices that incorporate Bluetooth, a wireless protocol that enables short-range wireless communication among electronic devices;

     - telemetry and telematics, a technology that is currently being incorporated into automobiles and various consumer electronics and integrates global positioning system, in-vehicle computing and wireless technologies;

     - wireless local area networks based on IEEE 802.11 and other wireless protocols; and

     - wireless local loop and in-building wireless systems.

     Our core technology includes radio frequency design and proprietary manufacturing processes related to antenna and power products. We own 30 issued patents and have another 17 patent applications pending, which cover our antenna and power product technology as well as our design and manufacturing processes. Our proprietary technology enables us to provide end-users with benefits including enhanced signal integrity and longer battery life and our wireless equipment manufacturer customers with benefits including faster time-to-market and lower cost.

     We maintain vertically integrated global manufacturing operations that incorporate our customer-driven design solutions and supply chain management systems. Our global manufacturing network includes facilities in Nebraska, China, Malaysia, Mexico and the United Kingdom. Our domestic manufacturing operations have obtained ISO 9001 quality management registration, while our facilities in China and the United Kingdom have received ISO 9002 design registration. Our global manufacturing expertise allows us to work closely with our customers to rapidly deliver custom-designed products.

     The combination of our technology, global manufacturing capabilities and close working relationships with our customers has enabled us to provide products to many leading wireless handset and device manufacturers and wireless networking companies. In the wireless handset market, we currently provide products to Ericsson, Kyocera/Qualcomm, Motorola and Philips and are currently developing products for Nokia. In the wireless device and networking markets, we currently provide products to companies such as Cisco, Intermec Technologies, Lucent and Proxim. In addition, we are jointly developing technology with companies such as 3Com, Dell and Intel.

     The markets for our products are large and growing rapidly. Gartner Group estimates that sales of wireless handsets will grow from approximately 284 million units in 1999 to approximately 852 million units in 2003, representing a compound annual growth rate of approximately 32%. International Data Corporation estimates that the market for wireless data devices, which include smart phones, handheld companions and vertical application devices such as pen tablets, pen notepads and keypads, will increase from approximately 7.4 million units in 1999 to approximately 29.9 million units in 2003, representing a compound annual growth rate of approximately 42%. International Data Corporation further estimates that the market for Bluetooth-enabled devices will increase from approximately 25 million units in 2000 to approximately 341 million units in 2003, representing a compound annual growth rate of approximately 139%. The Yankee Group estimates that the telemetry market will grow from approximately
6.4 million units in 1999 to approximately 37.5 million units in 2003, representing a compound annual growth rate of approximately 55%.

     Our goal is to be the leading worldwide provider of antenna and power products for a broad range of wireless devices. To meet this goal, we intend to pursue the following strategy:

    - continue to focus on leading wireless equipment manufacturers by market segment;

    - extend our technological leadership to capitalize on growth in emerging wireless markets;

    - leverage our global design and manufacturing capability;

    - provide a broad array of products; and

    - selectively pursue strategic acquisitions.

     We were founded as a sole proprietorship in 1978. We were originally incorporated in Nebraska in 1981 and in September 2000, we re-incorporated in Delaware. Our principal executive offices are located at 3425 North 44th Street, Lincoln, Nebraska 68504 and our telephone number is (402) 467-4491.

                              RECENT DEVELOPMENTS

     In September 2000, we completed the acquisition of Xertex Technologies. Xertex, based in Broomfield, Colorado, is primarily engaged in the design and manufacture of internal and embedded antennas for Bluetooth, IEEE 802.11, telemetry and telematics and in-building systems applications. The purchase price for Xertex was $750,000 plus 216,607 shares of our common stock.

                                  THE OFFERING

Common stock offered by
  Centurion...................             shares

Common stock to be outstanding
  after this offering.........             shares

Use of proceeds...............   Of the net proceeds from this offering, $8.5
                                 million will be used to redeem all of our outstanding shares of Series B redeemable preferred stock, approximately $1.7 million will be used to pay accrued dividends on the Series B redeemable preferred stock as of June
                                 30, 2000, and $800,000 will be used to pay accrued dividends on our Series A convertible preferred stock as of June 30, 2000. The remainder will be used for general corporate purposes, including research and product development, expansion of our manufacturing facilities and equipment, potential acquisitions and strategic alliances and working capital.

Proposed Nasdaq National
  Market symbol...............   CNTN

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase shares of our common stock at the price set forth on the cover page of this prospectus.

     In addition, unless otherwise indicated, all information in this prospectus, including the outstanding share information above, is based upon 11,858,099 shares outstanding as of June 30, 2000, which gives effect to a 10-for-1 stock split of our common stock which was effected on September 6, 2000 and the following transactions which will be effected immediately prior to, or contemporaneously with, the consummation of this offering:

     - the conversion of all of our outstanding shares of Series A convertible preferred stock into a total of 2,000,000 shares of common stock;

     - the payment of accrued dividends of $800,000 on our Series A convertible preferred stock;

     - the redemption of all of our outstanding shares of Series B redeemable preferred stock for $8.5 million plus approximately $1.7 million of accrued dividends as of June 30, 2000;

     - the issuance of 1,444,042 shares of Series C convertible preferred stock and the conversion of all of our outstanding shares of Series C convertible preferred stock into a total of 1,444,042 shares of common stock; and

     - the issuance of 216,607 shares of common stock in connection with the acquisition of Xertex Technologies.

The common stock to be outstanding after this offering excludes:

     - 445,000 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000, under our 1997 Stock Option Plan at a weighted average exercise price of $1.00 per share;

     - 75,000 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000, under our 2000 Non-Employee Director Option Plan at a weighted average exercise price of $2.00 per share; and

     - 930,000 additional shares of common stock reserved for issuance under our 1997 Stock Option Plan and 2000 Non-Employee Director Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our pro forma information gives effect to:

- the issuance of 1,444,042 shares of our Series C convertible preferred stock on September 6, 2000 for approximately $20.0 million and application of the proceeds therefrom;

- the issuance of 216,607 shares of common stock and payment of $750,000 in cash in connection with the acquisition of Xertex Technologies;

- the redemption of 2,500 shares of Series B redeemable preferred stock for $250,000 plus approximately $33,000 of accrued dividends; and

- the conversion of all of our outstanding shares of Series A and Series C convertible preferred stock into a total of 3,444,042 shares of common stock which will be effected immediately prior to the consummation of this offering.

     The pro forma as adjusted information is provided for balance sheet data as of June 30, 2000 to further reflect the application of the net proceeds from the
sale of the          shares of common stock offered by us at an assumed initial public offering price of $ per share, and after deducting estimated offering expenses and underwriting discounts and commissions.

                                                                                              SIX MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                    JUNE 30,
                                         --------------------------------------------------   -----------------
                                          1995      1996       1997       1998       1999      1999      2000
                                         -------   -------   --------   --------   --------   -------   -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $62,197   $69,246   $105,211   $112,034   $109,644   $46,399   $62,462
Cost of sales..........................   50,619    57,795     85,310     87,142     91,965    39,369    50,578
Income from operations.................    5,119     4,468     10,331     13,058      4,280     1,244     4,913
Net income.............................    5,171     3,741      4,568      6,065      1,767        --     2,988
Dividends on preferred stock...........       --        --      1,504      2,640        987       476     1,546
Net income (loss) available for common
  stock................................    5,171     3,741      3,064      3,425        780      (476)    1,442
Earnings per share:
  Basic................................  $  0.65   $  0.47   $   0.38   $   0.43   $   0.10   $ (0.06)  $  0.18
  Diluted..............................  $  0.65   $  0.47   $   0.38   $   0.42   $   0.07   $ (0.06)  $  0.17
Weighted average shares used in
  earnings per share calculation:
  Basic................................    8,000     8,000      8,000      8,000      8,097     8,000     8,197
  Diluted..............................    8,000     8,000      8,112      8,232     10,405     8,000     8,585
Pro forma net income per share
  available for common shares:(1)
  Basic.........................................................................   $   0.12   $ (0.01)  $  0.24
  Diluted.......................................................................   $   0.12   $ (0.01)  $  0.23
Pro forma weighted average shares used in calculation:
  Basic.........................................................................     11,758    11,661    11,858
  Diluted.......................................................................     12,066    11,661    12,246

                                                                      AS OF JUNE 30, 2000
                                                              ------------------------------------
                                                                                      PRO FORMA AS
                                                              ACTUAL     PRO FORMA      ADJUSTED
                                                              -------    ---------    ------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 2,387     $ 3,554       $
Working capital.............................................    1,892      15,892
Total assets................................................   56,708      60,725
Long-term debt, less current maturities.....................   14,259       9,259
Total stockholders' equity (deficit)........................   (6,704)     15,529

---------------
(1) Pro forma basic and diluted net income per share have been computed to give effect to common equivalent shares from convertible preferred stock and to include Series C convertible preferred stock issued in September 2000, that will convert upon the closing of this offering (using the as-if-converted method) for the year ended December 31, 1999, and the unaudited six months ended June 30, 1999 and 2000. The computation also includes the pro forma effect of the redemption of the Series B redeemable preferred stock.

                                  RISK FACTORS

     Before you invest in our common stock, you should carefully consider the various risks, including those described below, together with all of the other information included in this prospectus. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE DEPEND ON A FEW LARGE CUSTOMERS AND THE LOSS OF ONE OR MORE OF THEM WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR NET SALES.

     Historically, we have generated a substantial portion of our net sales from a small number of customers. If we lost one or more of these major customers, or if one or more of these customers decreased or cancelled their orders, we would lose a significant amount of our net sales. For example, for the six months ended June 30, 2000, our top five customers accounted for 86.4% of our net sales, with Ericsson accounting for approximately 55% of our net sales and Motorola accounting for approximately 28% of our net sales. In 1999, our top five customers accounted for 85.8% of our net sales, with Ericsson accounting for approximately 49% of our net sales and Motorola accounting for approximately 27% of our net sales. We expect to continue to rely on a few large customers for a significant portion of our net sales.

IF OUR CUSTOMERS ARE UNABLE TO PRODUCE AND SELL WIRELESS DEVICES IN LARGE QUANTITIES, ORDERS FOR OUR PRODUCTS WILL DECREASE.

     As a designer and manufacturer of antenna and power products used in wireless devices, we do not sell any of our products directly to consumers. Therefore, orders for our products depend upon the ability of our customers to produce and sell large volumes of wireless devices that incorporate our products. Our customers may not be successful in producing and selling wireless devices for reasons beyond their control, such as delays or other complications in receiving critical components from other suppliers, changes in consumer preferences and industry downturns. Any decrease in demand for our customers' products would result in a decrease in our net sales.

OUR CUSTOMERS COULD DISCONTINUE PURCHASES OF OUR PRODUCTS AT ANY TIME RESULTING IN OUR HOLDING EXCESS INVENTORY AND HAVING MANUFACTURING EXPENSES NOT OFFSET BY SALES, EITHER OF WHICH WOULD HARM OUR OPERATING RESULTS.

     Our customers generally do not provide us with firm, long-term volume purchase commitments. As a result, customers can cancel purchase commitments or reduce or delay orders at any time. In the event of a cancellation, delay or reduction of commitments by a major customer, we may be unable to identify an alternative purchaser for the product, which would result in our holding excess inventory and having manufacturing expenses not offset by sales. The large percentage of our sales to customers in the wireless communications industry, which is subject to severe competitive pressures, rapid technological change and product obsolescence, increases our inventory and expense risks.

WE MANUFACTURE OUR OWN PRODUCTS AND ANY DISRUPTION OF OUR MANUFACTURING OPERATIONS COULD CAUSE US TO DELAY PRODUCT SHIPMENTS WHICH WOULD NEGATIVELY IMPACT OUR NET SALES, COMPETITIVE POSITION AND REPUTATION.

     We currently manufacture our products at our facilities in Nebraska, China, Malaysia, Mexico and the United Kingdom. We may experience delays, disruptions, capacity constraints or quality control problems at our manufacturing facilities, which could result in lower yields or delays of product shipments to our customers. Any such delays would negatively impact our net sales, competitive position and reputation. In addition, if we do not accurately forecast demand for our products, we will have excess or insufficient capacity, either of which will seriously harm our profitability.

IF WE ARE UNABLE TO SUCCESSFULLY INCREASE OUR PRODUCTION CAPACITY, WE WILL NOT BE ABLE TO GROW OUR NET SALES AS PLANNED.

     We have initiated a capital expenditure program to increase our manufacturing capabilities and enable us to grow our net sales. As part of this initiative we completed and began production in our manufacturing facility in Malaysia in May 2000. In addition, we have added mechanical and design engineering resources to our manufacturing facility in China. Any delay in increasing our capacity would compromise our ability to meet the anticipated demand for our new products and our ability to grow our net sales.

COMPETITION MAY DECREASE OUR MARKET SHARE, NET SALES AND OPERATING RESULTS, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Competition in the markets for our products is intense. We compete with several companies primarily engaged in the business of designing, manufacturing and selling antennas and power products for wireless communications devices. Our competitors could develop new process technologies or products that may be superior to ours. In addition, many of our existing and potential customers manufacture or assemble wireless communications devices and have substantial in-house technological capabilities. If one of our large customers decided to design and manufacture antenna or power products, our operating results would be negatively affected.

     Many of our existing and potential competitors have strong market positions, considerable internal manufacturing capacity, established intellectual property rights and substantial technological capabilities. These competitors may have greater financial, technical, manufacturing and marketing resources than we do. Numerous other established and start-up companies may also be pursuing similar and related technologies that may compete with our wireless communications components. We cannot guarantee that we will be able to compete successfully with our competitors. In addition, consolidation in our industry may strengthen our competitors' financial, technical and marketing resources and may provide them greater access to customers or new technologies. Furthermore, we expect competition to increase. This could mean lower prices or reduced demand for our products. Any of these developments would have an adverse effect on our operating results.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR NET SALES MAY NOT INCREASE, OUR COSTS MAY INCREASE AND OUR RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED.

     We are continuing to actively expand our operations. This growth has placed and will continue to place a strain on our managerial, operational and financial resources. To manage our growth effectively, we must:

     - improve our operational and financial systems; and

     - maintain adequate physical plant, manufacturing facilities and equipment to meet customer demand.

     We began production in our manufacturing facility in Malaysia in May 2000 and we are in the process of expanding our operations in China. We will continue to incur expenses in connection with our growth and may have additional unexpected costs. Our systems, procedures and controls may not be adequate to support our operations, and we may not be able to expand quickly enough to take advantage of potential market opportunities.

ANY ACQUISITION WE MAKE, INCLUDING OUR RECENT ACQUISITION OF XERTEX TECHNOLOGIES, COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     From time to time, we explore opportunities to acquire businesses to expand our technology base, production capacity and product offerings. Acquisitions involve numerous risks, including:

     - difficulties in integrating operations, products and corporate cultures;

     - difficulties in completing the development of acquired technologies;

     - the challenges of managing different geographic units;

     - entering markets or businesses in which we have limited experience; and

     - the loss of key employees of the acquired businesses.

     Furthermore, in the event of any future acquisition, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur additional debt;

     - assume additional liabilities; or

     - incur expenses related to in-process research and development and/or amortization of goodwill and other intangible assets.

     In September 2000, we acquired Xertex Technologies, a designer of internal and embedded antenna solutions for wireless data applications including Bluetooth, IEEE 802.11, telemetry and telematics, and in-building antenna systems. We face all of the above-mentioned risks related to this acquisition.

IF WE FAIL TO ENHANCE OUR EXISTING PRODUCTS OR TO DEVELOP AND INTRODUCE NEW PRODUCTS THAT MEET CHANGING CUSTOMER REQUIREMENTS AND KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS, WE WILL HAVE DIFFICULTY SELLING OUR PRODUCTS AND OUR NET SALES WILL DECREASE.

     Our future success will depend on our ability to enhance our existing products and to develop new products in a timely and cost-effective manner. We have occasionally experienced delays in completing the development and introduction of new products. These delays are often based on factors beyond our control, including changes in our customers' product mix and product release dates. The successful development and introduction of new products depends on a number of factors, including:

     - our timely completion of product designs and development;

     - our ability to develop manufacturing processes for new products; and

     - commercial acceptance of our new products and enhancements.

     In addition, the wireless communications markets are characterized by frequent introductions of new products. As a result, we have experienced, and will continue to experience, product design obsolescence. We may be unable to improve our product designs and develop new products that meet our customers' demands. If we are unable to meet our customers' demands, our results of operations may be seriously harmed.

WE OBTAIN SOME OF THE MATERIALS AND SERVICES USED TO MANUFACTURE OUR PRODUCTS FROM A LIMITED GROUP OF SUPPLIERS, AND THE LOSS OF ANY OF THESE SUPPLIERS COULD CAUSE PRODUCTION DELAYS AND A SUBSTANTIAL LOSS OF NET SALES.

     We currently obtain key materials and services used to manufacture our products from a limited number of suppliers. From time to time, we obtain some of these materials and services, such as battery cells for our power products, from a single source supplier. We have experienced delays in delivery and shortages of key materials and services in the past. We generally do not have long-term supply contracts with our suppliers. These factors present us with the following risks:

     - delays in delivery or shortage in key materials or services could interrupt and delay manufacturing and result in cancellation of orders for our products;

     - suppliers could increase materials and services prices significantly and with immediate effect, causing a decline in our gross profits;

     - we may not be able to develop alternative sources for key materials and services used in the manufacture of our products, if or as required in the future; and

     - suppliers could discontinue the manufacture of materials used in our products. In such event, we might need to modify our products, which may cause delays in shipments, increased manufacturing costs and increased prices of our products.

     The occurrence of any of these or similar events would harm our net sales and gross profits and could also harm our reputation and result in the loss of our customer base.

IF WE LOSE ANY KEY MEMBERS OF OUR MANAGEMENT OR ARE UNABLE TO ATTRACT, TRAIN AND RETAIN QUALIFIED ENGINEERING, MARKETING, SALES AND TECHNICAL SUPPORT PERSONNEL, WE MAY NOT BE ABLE TO DEVELOP OUR BUSINESS.

     Our future success depends in part on the continued service of our key management personnel. For instance, the loss of Gary L. Kuck, our President and Chief Executive Officer, would materially and adversely affect our business. We also depend on our ability to continue to identify, attract and retain qualified engineering, marketing and sales employees and technical support personnel, particularly highly skilled design, process and test engineers involved in the manufacture and development of our products and processes. We must also recruit and train employees to manufacture our products without a substantial reduction in manufacturing efficiency. The competition for employees in the wireless industry is intense, and the loss of any key employee could negatively affect us.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WE MAY NOT BE ABLE TO COMPETE.

     Our ability to compete is affected by our ability to protect our intellectual property. A significant aspect of our intellectual property is our product and process technologies. In addition to patent and copyright protection, we rely on trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property. Our pending or future patent applications may not be approved and the claims covered by such applications may be reduced. If allowed, our patents may not be of sufficient scope or strength, and may not provide us with competitive advantages. Others may independently develop similar technologies or products, duplicate any of our products or design around our patents. In addition, the laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States. This may make piracy of our technologies and products possible. The steps taken by us to protect our intellectual property may not be adequate to prevent misappropriation of our technologies. Litigation, which could result in substantial costs and diversion of effort by us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Any such litigation, regardless of the outcome, could be expensive and time consuming, and adverse determinations in any such litigation could seriously harm our ability to compete and therefore our business.

THIRD PARTIES HAVE AND MAY CONTINUE TO BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD HARM OUR ABILITY TO SELL OUR PRODUCTS AND RESULT IN SUBSTANTIAL LIABILITIES.

     Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. In this regard, in July 2000, we received a written notice from Amphenol T&M Antennas, Inc. in which it claimed to have patent rights relating to technology used in the antennas we supply to Motorola for use on Motorola's V series phones. Similarly, in August and September 2000, we received written notices from Dallas Semiconductor Corporation in which it claimed to have patent rights in certain technology used in our battery products. Amphenol T&M and Dallas Semiconductor have requested that we review our products in light of certain of their issued patents. We are currently evaluating the patents noted in these letters. Others' patents, including Amphenol T&M's and Dallas Semiconductor's, may be determined to be valid, and some of our products may ultimately be determined to infringe the Amphenol T&M and Dallas Semiconductor patents, or those of other companies. Amphenol T&M and Dallas Semiconductor or other companies may pursue litigation with respect to these or other claims. In this regard, in September 2000, we received a written notice from Amphenol T&M that they have filed a patent infringement complaint against us. The result of any litigation is inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, including Amphenol T&M and Dallas Semiconductor, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial conditions.

BECAUSE OUR OPERATING RESULTS WILL FLUCTUATE FROM QUARTER TO QUARTER, THE PRICE OF OUR STOCK MAY DECLINE.

     Our quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors, many of which are outside our control. Our results of operations may fluctuate due to:

     - timing of customer orders or shipments;

     - acceptance and sales of our customers' products;

     - changes in product mix purchased by our customers;

     - timing of new product introductions by our customers;

     - variability of the life cycles of our customers' products;

     - changes in our manufacturing capacity and variations in the utilization of that capacity;

     - variations in operating expenses such as the price of raw materials; and

     - the timing and level of product and process development costs.

     We expect that our operating results will continue to fluctuate in the future as a result of these and other factors. Any unfavorable changes in these or other factors could cause our results of operations to suffer as they have in the past, based upon some of these factors. Due to potential fluctuations, we believe that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of our future performance. If our operating results fall below the expectations of investors in future periods, our share price will likely decline.

WE DERIVE A SUBSTANTIAL AMOUNT OF OUR NET SALES FROM INTERNATIONAL SOURCES, AND OUR FAILURE TO ADDRESS THE DIFFICULTIES ASSOCIATED WITH SELLING OUR PRODUCTS OUTSIDE THE UNITED STATES COULD CAUSE OUR SALES TO DECLINE.

     International sales accounted for approximately 48% of our net sales for the six months ended June 30, 2000, and approximately 42% in 1999, 37% in 1998 and 34% in 1997. Furthermore, our facilities in China, Malaysia, Mexico and the United Kingdom manufactured approximately 49% of the products that we sold for the six months ended June 30, 2000. The manufacture and sale of products in foreign countries involves a number of risks that can arise from international trade transactions, local business practices and cultural considerations, including:

     - currency exchange rate fluctuations and restrictions;

     - import-export regulations;

     - ability to secure credit and funding;

     - longer payment cycles;

     - foreign collection problems;

     - transportation risks; and

     - political and economic turmoil.

     Furthermore, some of our major customers are relying on growth in international markets, including Asia and Latin America, for sales of their products. The demand for our products will be reduced if the economies in these regions do not grow.

OUR MANUFACTURING OPERATIONS IN SHANGHAI SUBJECT US TO RISKS INHERENT IN DOING BUSINESS IN CHINA, WHICH MAY HARM OUR MANUFACTURING CAPACITY AND OUR NET SALES.

     We have a manufacturing facility located in Shanghai, China. Our ability to operate the facility may be harmed by changes in the laws and regulations of the People's Republic of China, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. Our assets and facilities located in China are subject to the laws and regulations of China and our results of operations in China are subject to the economic and political situation there. In addition, China's economy differs from the economies of many countries in many respects, including structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency and rate of inflation. In the past, the Chinese economy has been primarily a planned economy subject to state plans. Since 1978, China's government has been reforming its economic and political systems to allow foreign investment. China's policies for economic reform may not be consistent or effective. Our results of operations and financial position may be harmed by changes in the political, economic or social conditions in China.

WE COULD BE LIABLE FOR ENVIRONMENTAL DAMAGES RESULTING FROM OUR RESEARCH AND DEVELOPMENT AND MANUFACTURING OPERATIONS.

     Our operations generate small amounts of hazardous waste, including various solvents and resins used in cleaning our manufacturing equipment. In addition, we offer our customers the option to return their used power products to us. Used power products that are not recycled or otherwise properly disposed of may be classified as hazardous waste. We are subject to many federal, state and local governmental regulations related to the use, storage, handling, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our design and manufacturing processes. Any failure by us to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities. The amount of hazardous waste produced by us may increase in the future, depending on changes in our operations. In addition, under some environmental regulations, we could be held financially responsible for remedial measures if our properties are contaminated, even if we did not cause the contamination. Our failure to comply with present or future environmental regulations could result in the imposition of fines, suspension of production, or a cessation of operations. Compliance with these regulations could require us to acquire costly equipment or to incur other significant expenses.

                         RISKS RELATED TO OUR INDUSTRY

IF THE WIRELESS COMMUNICATIONS MARKETS DO NOT GROW AS ANTICIPATED, WE WILL NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS.

     We depend on the development and growth of wireless communications products and services in both the U.S. and abroad, including cellular and personal communications services, wireless handsets, portable two-way radios and other wireless applications, including Bluetooth, IEEE 802.11, telemetry and telematics, and in-building antenna systems. Growth of the wireless communications markets depends on many factors beyond our control, including the availability of affordable wireless services plans, the continued introduction of new and enhanced wireless devices and consumer preferences. Substantially all of our sales are derived from sales of products used in wireless communications systems. Any economic, technological or other developments resulting in a reduction in demand for wireless services would harm our business.

     Many of our target markets are new and unproven, including the markets for devices enabled with Bluetooth and IEEE 802.11 technologies, which are emerging wireless protocols that provide high-speed transmission and reception of data, telematics devices and in-building antenna systems. Furthermore, a significant portion of our forecasted growth involves sales of our products in developing countries where the markets for wireless communications devices are still in their infancy. We cannot be sure of the rate at which these markets will develop, if at all. If these markets fail to develop or if they develop more slowly than we anticipate, our operating results may be harmed.

A CONTINUED DECLINE IN SELLING PRICES FOR SOME OF OUR KEY PRODUCTS AND THE PRODUCTS OF OUR CUSTOMERS COULD CAUSE OUR NET SALES AND GROSS MARGINS TO DECLINE.

     Many applications that incorporate our products face intense cost and price competition. Pricing pressures continue to erode profit margins of wireless handsets and other wireless devices. This in turn places pricing pressures on our products as our customers seek low-cost suppliers of components in order to maintain profitability. A continued decline in prices could cause our net sales and gross margins to decline.

IF WE ARE UNABLE TO ADAPT OUR PRODUCTS TO EVOLVING INDUSTRY STANDARDS, WE WILL NOT BE ABLE TO MEET THE REQUIREMENTS OF OUR CUSTOMERS.

     The emergence of new industry standards may render our products unmarketable or obsolete and may require us to incur substantial unanticipated costs to develop products that comply with new standards. For example, the computer and communications industry recently developed Bluetooth, a wireless protocol that will enable short-range wireless communications among electronic devices. Our financial performance will depend on our ability to introduce new products that address the needs of new industry standards, such as Bluetooth. If we are unable to develop new products that work with these standards, we will not be able to sell competitive products and our financial results will be adversely affected.

CONCERNS OVER RADIO FREQUENCY EMISSIONS OR OTHER HEALTH AND SAFETY RISKS MAY DISCOURAGE USE OF WIRELESS HANDSETS AND SERVICES AND CAUSE OUR SALES TO DECLINE.

     In the near future, many of our customers will provide consumers with information regarding the specific absorption rates of radio frequency emissions from the wireless handsets they produce. Media reports have suggested that radio frequency emissions from wireless handsets and other devices sold by our customers may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage the use of wireless handsets, which would adversely affect the demand for our products. Further research may demonstrate a link between radio frequency emissions of wireless handsets and these health concerns. Such findings could lead to increased governmental regulation of wireless handsets. Several states have already proposed or enacted legislation which would limit or prohibit the use of a mobile telephone while driving an automobile. If more states adopt and strictly enforce this or other legislation, sales of the wireless handsets sold by our customers may decline, which in turn could cause sales of our products to decline.

BECAUSE OUR PRODUCTS AND THOSE OF OUR CUSTOMERS ARE SUBJECT TO GOVERNMENT REGULATIONS, CHANGES IN LAWS OR REGULATIONS THAT NEGATIVELY IMPACT OUR OR OUR CUSTOMERS' PRODUCTS AND TECHNOLOGIES COULD INCREASE OUR COSTS OF DOING BUSINESS, LIMIT OUR POTENTIAL MARKETS OR REQUIRE CHANGES TO OUR BUSINESS MODEL.

     The jurisdiction of the Federal Communications Commission extends to the entire U.S. communications industry, including our customers and their products and services that incorporate our products. Future Federal Communications Commission regulations affecting the wireless communications industry, our customers or our products may harm our business. For example, Federal Communications Commission regulatory policies that affect the specifications of wireless data devices may impede our customers' ability to manufacture their products profitably, which could, in turn, reduce demand for our products. In addition, regulations affecting radio frequencies or use and availability of spectrum authorizations and licensing could impede the growth of wireless communications markets in general. Furthermore, international regulatory bodies are beginning to adopt standards for the communications industry. Delays caused by our compliance with regulatory requirements may result in order cancellations or postponements of product purchases by our customers, which would harm our business and adversely affect our operating results and financial condition.

                         RISKS RELATED TO THIS OFFERING

SHARES ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

     The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our stockholders have entered into with the underwriters. Those agreements restrict our stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. Banc of America Securities LLC may, however, in its sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements. Upon completion of this offering we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the shares sold in this offering are freely tradeable. The remaining 11,858,099 shares are eligible for sale in the public market as follows:

NUMBER OF SHARES                                       DATE OF AVAILABILITY FOR SALE
----------------                                       -----------------------------
10,197,450.....................................  180 days from the date of this prospectus
1,660,649......................................  September 2001

OUR MANAGEMENT AND CORNERSTONE EQUITY INVESTORS, LLC OWN A MAJORITY OF OUR STOCK AND ACCORDINGLY, NO CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL CAN BE CONSUMMATED WITHOUT APPROVAL OF THIS GROUP.

     Upon completion of this offering, our officers, directors and their respective affiliates, together with Cornerstone, will beneficially own
approximately      % of the outstanding shares. As a result, Cornerstone and our officers and directors, in general, will together be able to control most matters requiring stockholder approval. These matters would include the election of our directors and approval of significant corporate transactions, including potential mergers, consolidations or sales of all or substantially all of our assets. This concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquiror from making a tender offer for our shares. This concentration of ownership could also negatively affect our share price or decrease any premium over market price that an acquiror might otherwise pay.

BECAUSE THE NASDAQ NATIONAL MARKET IS LIKELY TO CONTINUE TO EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS, THE PRICE OF OUR STOCK MAY DECLINE.

     Stock prices and trading volumes for many technology companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their businesses or operating results, such as changes in analysts' estimates or recommendations, the presence or absence of short-selling of common stock and events affecting other companies that the market deems to be comparable. This market volatility, as well as general domestic or international economic, market and political conditions, could cause the market price of our common stock to decline without regard to our operating performance. Due to these factors, the trading price of our common stock may decline below its initial offering price to the public.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF US OR LIMIT THE PRICE THAT INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR SHARES OF OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws and Delaware law could, together or separately:

     - discourage potential acquisition proposals;

     - delay or prevent a change in control; and

     - discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions.

     As a result, these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

     In particular, our board of directors may authorize the issuance of up to 1,000,000 shares of preferred stock with rights and privileges that might be senior to those of our common stock without the consent of the holders of the common stock.

                           FORWARD-LOOKING STATEMENTS

     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

     - implementing our business strategy;

     - attracting and retaining customers;

     - obtaining and expanding market acceptance of the products and services we offer;

     - forecasts of wireless device usage and the size and growth of relevant markets;

     - rapid technological changes in our industry and relevant markets; and

     - competition in our market.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We will receive net proceeds of $     from the sale of           shares of
common stock assuming an initial public offering price of $       per share
after deducting estimated offering expenses and underwriting discounts and
commissions. We will receive an additional $     from the sale of
shares if the underwriters' over-allotment option is exercised in full.

     The principal purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate our future access to public securities markets.

     Of the net proceeds from this offering, $8.5 million will be used to redeem outstanding shares of our Series B redeemable preferred stock, approximately $1.7 million will be used to pay the accrued dividends on the Series B redeemable preferred stock as of June 30, 2000 and $800,000 will be used to pay accrued dividends on the Series A convertible preferred stock as of June 30, 2000. We expect to use the remaining net proceeds for general corporate purposes, including research and product development, expansion and upgrading of our manufacturing facilities and equipment and for working capital.

     We also may use a portion of the net proceeds to acquire complementary products, technologies or businesses. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing securities.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock since 1997. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000, (i) on an actual basis, (ii) on a pro forma basis to reflect:

     - the issuance of 1,444,042 shares of our Series C convertible preferred stock on September 6, 2000, for approximately $20.0 million and application of the proceeds therefrom;

     - the issuance of 216,607 shares of common stock and payment of $750,000 in cash in connection with the acquisition of Xertex Technologies;

     - the redemption of 2,500 shares of Series B redeemable preferred stock for $250,000 plus approximately $33,000 of accrued dividends; and

     - the conversion of all of our outstanding shares of Series A and Series C convertible preferred stock into a total of 3,444,042 shares of common stock which will be effected immediately prior to the consummation of this offering.

     and (iii) on the same pro forma basis as adjusted to give further effect to
the receipt by us of the estimated net proceeds from the sale of          shares
of common stock in this offering at an assumed initial public offering price of
$     per share after deducting estimated offering expenses and underwriting discounts and commissions and the application of such net proceeds.

     The outstanding share information in the table excludes, as of June 30, 2000, 445,000 shares of common stock issuable upon the exercise of outstanding stock options under our 1997 Stock Option Plan and 75,000 shares of common stock issuable upon the exercise of outstanding stock options under our 2000 Non-Employee Director Option Plan.

                                                                    AS OF JUNE 30, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
Long-term debt, net of current portion....................  $ 14,259    $  9,259      $
                                                            ========    ========      ========
Series B redeemable, $0.01 par value, 90,000 shares
  authorized, 87,500 issued and outstanding, actual;
  90,000 shares authorized, 85,000 issued and outstanding,
  pro forma; no shares authorized, issued or outstanding,
  pro forma as adjusted...................................     8,400       8,150
Series C convertible, $0.01 par value, no shares
  authorized, issued and outstanding, actual, pro forma
  and pro forma as adjusted(1)............................        --          --
Putable common stock, $0.01 par value, 197,450 shares.....     1,750       1,750
Stockholders' equity (deficit):
  Preferred stock: Series A convertible, $0.01 par value,
     160,000 shares authorized, 160,000 shares issued and
     outstanding, actual; no shares authorized, issued or
     outstanding pro forma and pro forma as adjusted(2)...    15,340          --
  Common stock: par value $0.01 per share, 10,638,300
     shares authorized, 8,000,000 shares issued and
     outstanding, actual; 13,500,000 shares authorized,
     11,858,099(3) shares issued and outstanding pro
     forma;      shares issued and outstanding, pro forma
     as adjusted..........................................        80         116
Additional paid-in-capital................................     2,182      39,869
Accumulated other comprehensive loss......................      (217)       (217)
Deferred compensation.....................................      (316)       (316)
Accumulated retained earnings.............................   (23,773)    (23,923)
                                                            --------    --------      --------
Total stockholders' equity (deficit)......................    (6,704)     15,529
                                                            --------    --------      --------
Total capitalization......................................  $ 17,705    $ 34,688      $
                                                            ========    ========      ========

------------
(1) 1,444,042 shares of Series C preferred stock were issued on September 6, 2000 for approximately $20.0 million and then converted to common stock immediately prior to the consummation of this offering.

(2) Following the consummation of this offering we will have authorized 1,000,000 shares of undesignated preferred stock, none of which will be issued and outstanding.

(3) Includes 197,450 shares of putable common stock.

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 2000, was approximately $18,937,000, or $1.60 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving effect to:

     - the issuance of 1,444,042 shares of our Series C convertible preferred stock on September 6, 2000, for approximately $20.0 million and application of the proceeds therefrom;

     - the issuance of 216,607 shares of common stock and payment of $750,000 in cash in connection with the acquisition of Xertex Technologies; and

     - the conversion of all of our outstanding shares of Series A and Series C convertible preferred stock into a total of 3,444,042 shares of common stock which will be effected immediately prior to the consummation of this offering.

     After giving effect to the sale of the           shares of common stock
offered by us at an assumed initial public offering price of $     per share and
after deducting underwriting discounts and estimated offering expenses, the pro forma as adjusted net tangible book value at June 30, 2000 would have been
$          , or approximately $     per share of common stock. This represents
an immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate dilution in net tangible book value of $     per
share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share at June 30,
     2000...................................................  $1.60
  Increase per share attributable to this offering..........
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................
                                                                       -----
Dilution per share to new investors.........................           $
                                                                       =====

     The table above excludes, as of June 30, 2000, 445,000 shares of common stock subject to outstanding options under our 1997 Stock Option Plan and 75,000 shares of common stock subject to outstanding options under our 2000 Non-Employee Director Option Plan. To the extent options are exercised, there will be further dilution to new investors.

     The following table sets forth, on a pro forma as adjusted basis as of June 30, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at an assumed initial
public offering price of $     per share.

                                             SHARES PURCHASED       TOTAL CONSIDERATION
                                           ---------------------    --------------------     AVERAGE
                                                                       (IN THOUSANDS)         PRICE
                                             NUMBER      PERCENT     AMOUNT     PERCENT     PER SHARE
                                           ----------    -------    --------    --------    ---------
Existing stockholders....................  11,858,099          %    $41,499            %      $3.50
New investors............................
                                           ----------     -----     -------      ------
          Total..........................                 100.0%    $             100.0%
                                           ==========     =====     =======      ======

     If the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this
offering would be reduced to approximately      % and the number of shares of
common stock held by new investors would increase to                or
approximately      % of the total number of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the periods ended December 31, 1995 and December 31, 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The balance sheet data as of June 30, 2000 and the statement of operations data for the six months ended June 30, 1999 and 2000 are unaudited, have been prepared on the same basis as the audited statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair representation of our operating results for such periods and financial condition at such date. The operating results for the six-month period ended June 30, 2000 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.

                                                                                                   SIX MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                     JUNE 30,
                                             --------------------------------------------------   ------------------
                                              1995      1996       1997       1998       1999      1999       2000
                                             -------   -------   --------   --------   --------   -------    -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..................................  $62,197   $69,246   $105,211   $112,034   $109,644   $46,399    $62,462
Costs and expenses:
  Cost of sales............................   50,619    57,795     85,310     87,142     91,965    39,369     50,578
  Research and development.................    1,553     1,317      2,151      2,634      2,645     1,244      1,394
  Selling, general and administrative......    4,906     5,666      7,419      9,200     10,485     4,542      5,308
  Amortization of intangibles..............       --        --         --         --        269        --        269
                                             -------   -------   --------   --------   --------   -------    -------
                                              57,078    64,778     94,880     98,976    105,364    45,155     57,549
                                             -------   -------   --------   --------   --------   -------    -------
Income from operations.....................    5,119     4,468     10,331     13,058      4,280     1,244      4,913
Other income (expense):
  Interest and amortization expense........     (203)     (376)    (2,776)    (3,711)    (2,610)   (1,218)    (1,413)
  Other, net...............................      255        44        (11)        71        (92)      (25)        56
                                             -------   -------   --------   --------   --------   -------    -------
                                                  52      (332)    (2,787)    (3,640)    (2,702)   (1,243)    (1,357)
                                             -------   -------   --------   --------   --------   -------    -------
Income before income taxes and
  extraordinary
  item.....................................    5,171     4,136      7,544      9,418      1,578         1      3,556
Provision for (benefit from) income
  taxes(1).................................       --       395      2,976      2,436       (189)        1        568
                                             -------   -------   --------   --------   --------   -------    -------
Income before extraordinary item...........                         4,568      6,982      1,767        --      2,988
Extraordinary item, net of income tax
  benefit of
  $473.....................................       --        --         --        917         --        --         --
                                             -------   -------   --------   --------   --------   -------    -------
Net income.................................    5,171     3,741      4,568      6,065      1,767        --      2,988
Dividends on preferred stock...............       --        --      1,504      2,640        987       476      1,546
                                             -------   -------   --------   --------   --------   -------    -------
Net income (loss) available for common
  shares...................................  $ 5,171   $ 3,741   $  3,064   $  3,425   $    780   $  (476)   $ 1,442
                                             =======   =======   ========   ========   ========   =======    =======
Earnings per share:
  Basic....................................  $  0.65   $  0.47   $   0.38   $   0.43   $   0.10   $ (0.06)   $  0.18
                                             =======   =======   ========   ========   ========   =======    =======
  Diluted..................................  $  0.65   $  0.47   $   0.38   $   0.42   $   0.07   $ (0.06)   $  0.17
                                             =======   =======   ========   ========   ========   =======    =======
Weighted average shares used in earnings
  per share calculation:
  Basic....................................    8,000     8,000      8,000      8,000      8,097     8,000      8,197
  Diluted..................................    8,000     8,000      8,112      8,232     10,405     8,000      8,585

                                                                    AS OF DECEMBER 31,                  AS OF JUNE 30,
                                                      -----------------------------------------------   --------------
                                                       1995      1996      1997      1998      1999          2000
                                                      -------   -------   -------   -------   -------   --------------
                                                                      (IN THOUSANDS)                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...........................  $    --   $    68   $   450   $ 3,386   $ 3,906      $ 2,387
Working capital.....................................    8,451     7,528     7,734     3,748     1,704        1,892
Total assets........................................   20,692    30,155    42,035    44,372    49,336       56,708
Long-term debt, less current maturities.............       96        --    26,489    17,381    15,735       14,259
Total stockholders' equity (deficit)................   14,807    14,557    (3,044)   (8,709)   (7,800)      (6,704)

---------------
(1) For the year ended December 31, 1995, and for the period from January 1, 1996, through September 30, 1996, we were taxed under the provisions of Subchapter S of the Internal Revenue Code. Under the provisions of Subchapter S, our income, expenses and tax credits were allocated directly to our stockholders rather than to us. Effective October 1, 1996, our stockholders revoked the election to be taxed under the provisions of Subchapter S.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     We manufacture and market custom-designed antenna and power products for use in wireless handsets, wireless data devices and wireless networks. Our customers include wireless handset and device manufacturers and wireless networking companies, located in North America, Latin America, Europe and the Asia Pacific region.

     Net Sales. We sell our products predominantly to original equipment manufacturers of wireless handsets, data devices and portable two-way radios. These prospective customers generally commit resources to an evaluation of our and our competitors' products and require each vendor to expend substantial time, effort and money educating the prospective customer about the value of the proposed solutions. Delays associated with potential customers' internal approval and contracting procedures, procurement practices, testing and acceptance processes are common and may cause potential sales to be delayed or foregone. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements or requirements contracts. As a result, we commit resources to the development and production of products without having received advance or long-term purchase commitments from customers.

     To date, a significant portion of our net sales has come from a limited number of customers. In 1999, Ericsson accounted for approximately 49%, and Motorola accounted for approximately 27%, of our net sales.

     During the last two years, a substantial portion of our net sales were derived from customers located outside of the United States, and we believe that continued growth will require expansion of our sales in international markets. Outside of the United States, we maintain sales, product development and manufacturing facilities in the United Kingdom and China. We also have manufacturing facilities in Penang, Malaysia and Tijuana, Mexico and expect to establish additional international sales and other offices in the future. International sales have been denominated in both local currencies and in U.S. dollars and, accordingly, we have been exposed to fluctuations in non-U.S. currency exchange rates related to these sales activities. We may choose to limit such exposure by entering into various hedging strategies.

     We recognize product sales upon shipment to customers.

     Costs and Expenses. Our cost of sales consists primarily of direct material costs of product components, production wages, taxes and benefits, indirect manufacturing wages, taxes and benefits, production allocated occupancy costs, warranty costs, the costs of production equipment, and scrapped material used in the production process. Selling, general and administrative expenses generally include salaries, amortization of stock-based compensation, employee benefits, travel and entertainment costs, allocated communication, rent and facilities costs and third party professional service fees.

RECENT ACQUISITIONS

     In July 1999, we completed the acquisition of Sigma Wireless (UK) Limited, a designer and manufacturer of molded portable antenna products, for a total purchase price of $5.2 million, consisting of approximately $3.2 million in cash, 197,450 shares of our common stock and 2,500 shares of our Series B redeemable preferred stock.

     In September 2000, we completed the acquisition of Xertex Technologies, a designer and manufacturer of internal and embedded antennas for Bluetooth, IEEE 802.11, telemetry and telematics and in-building system applications, for approximately $750,000 in cash and 216,607 shares of our common stock. We believe that acquisitions and joint ventures are an important part of our growth and competitive strategy.

RESULTS OF OPERATIONS

     The following table sets forth the results of our operations expressed as a percentage of net sales.

                                                                                   SIX MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,         JUNE 30,
                                                     --------------------------    ----------------
                                                      1997      1998      1999      1999      2000
                                                     ------    ------    ------    ------    ------
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Costs and expenses.................................
  Cost of sales....................................   81.1      77.8      83.9      84.8      81.0
  Research and development.........................    2.0       2.4       2.4       2.7       2.2
  Selling, general and administrative..............    7.1       8.2       9.6       9.8       8.5
  Amortization of intangibles......................     --        --       0.2        --       0.4
                                                     -----     -----     -----     -----     -----
Total operating costs and expenses.................   90.2      88.4      96.1      97.3      92.1
                                                     -----     -----     -----     -----     -----
Income from operations.............................    9.8      11.6       3.9       2.7       7.9
Other income (expense):
  Interest and amortization expense................   (2.6)     (3.3)     (2.4)     (2.6)     (2.3)
  Other, net.......................................     --       0.1      (0.1)     (0.1)      0.1
                                                     -----     -----     -----     -----     -----
                                                      (2.6)     (3.2)     (2.5)     (2.7)     (2.2)
                                                     -----     -----     -----     -----     -----
Income before income taxes and extraordinary
  item.............................................    7.2       8.4       1.4        --       5.7
Provision for (benefit from) income taxes..........    2.8       2.2      (0.2)       --       0.9
                                                     -----     -----     -----     -----     -----
Income before extraordinary item...................    4.4       6.2       1.6        --       4.8
Extraordinary item.................................     --      (0.8)       --        --        --
                                                     -----     -----     -----     -----     -----
Net income.........................................    4.4%      5.4%      1.6%       --%      4.8%
                                                     =====     =====     =====     =====     =====

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

     Net sales. Net sales for the six months ended June 30, 2000 increased approximately $16.1 million, or 34.6%, to approximately $62.5 million from approximately $46.4 million for the six months ended June 30, 1999. This increase was primarily due to an increase in unit sales across all market segments for both antenna and power products. The increase in unit sales was facilitated by the expansion of our China facility and the ramp-up of our Mexico facility. This increase in volume was partially offset by a shift in product mix from higher priced retractable style antennas to lower priced fixed or stubby antennas.

     Cost of sales. Cost of sales for the six months ended June 30, 2000 increased $11.2 million, or 28.5%, to approximately $50.6 million from approximately $39.4 million for the six months ended June 30, 1999. Cost of sales as a percentage of net sales decreased to 81.0% for the six months ended June 30, 2000 from 84.8% for the same period in 1999. The decrease in cost of sales as a percentage of net sales was primarily attributable to an increase in manufacturing efficiencies and an increase in production from our lower cost Asia facility.

     Research and development. Research and development expenses increased approximately $0.2 million for the six months ended June 30, 2000, or 12.1%, to approximately $1.4 million from approximately $1.2 million for the six months ended June 30, 1999. This increase is attributable to our ongoing commitment to the development of new technologies for our antenna and power products.

     Selling, general and administrative. Selling, general and administrative expenses increased approximately $0.8 million for the six months ended June 30, 2000, or 16.9%, to approximately $5.3 million from approximately $4.5 million for the six months ended June 30, 1999. This increase was primarily a result of an increase in salaries and costs related to expansion activities of our facilities in China and Malaysia and to the integration of our operations in the United Kingdom. In addition, travel and entertainment costs were higher as a result of the expansion of our international facilities and global sales efforts. These increases were partially offset by lower advertising costs and a reduction in sales commissions due to the discontinued use of outside representatives.

     Income from operations. Income from operations for the six months ended June 30, 2000 increased approximately $3.7 million, or 294.9%, to approximately $4.9 million from approximately $1.2 million for the six months ended June 30, 1999. Income from operations as a percentage of net sales increased to 7.9% for the six months ended June 30, 2000, from 2.7% for the six months ended June 30, 1999. This increase was primarily a result of increased unit sales across all market segments for both antenna and power products and an increase in manufacturing efficiencies and economies of scale achieved by the growth in net sales.

     Other income (expense). Other expense, net of other income, for the six months ended June 30, 2000 increased approximately $0.2 million, or 9.2%, to approximately $1.4 million from approximately $1.2 million for the six months ended June 30, 1999. This increase was primarily attributable to increased interest expense.

     Income tax expense (benefit). Income tax expense for the six months ended June 30, 2000 increased approximately $0.6 million to approximately $0.6 million from a tax expense of approximately $0 for the six months ended June 30, 1999, reflecting our higher pre-tax income in the 2000 period.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net sales. Net sales for 1999 decreased approximately $2.4 million, or 2.1%, to approximately $109.6 million from approximately $112.0 million in 1998. This decrease was primarily related to pricing pressures from customers for antenna and power products. We also experienced a product mix shift in our cellular handset antennas from higher priced retractable to lower priced fixed antennas. In addition, industry-wide component shortages that affected handset production for our customers, start-up problems related to our Mexico facility and a delay in product introduction from one of our major customers also contributed to this decrease.

     Cost of sales. Cost of sales for 1999 increased approximately $4.9 million, or 5.5%, to approximately $92.0 million from approximately $87.1 million in 1998. Cost of sales as a percentage of net sales increased to 83.9% for 1999 from 77.8% in 1998. The increase in cost of sales as a percentage of net sales was attributable, in part, to lower average selling prices related to the product mix shift from higher priced retractable to lower priced fixed antennas. In addition, our cost of sales as a percentage of net sales increased as a result of manufacturing inefficiencies, including those related to start-up problems associated with our Mexico facility and integration issues associated with our Sigma Wireless acquisition.

     Research and development. Research and development expenses remained relatively flat at approximately $2.6 million in both 1998 and 1999.

     Selling, general and administrative. Selling, general and administrative expenses increased approximately $1.3 million in 1999, or 14.0%, to approximately $10.5 million from approximately $9.2 million in 1998. This increase was primarily associated with an increase in headcount and the corresponding increase in salaries and costs related to our new facilities in the United Kingdom and Mexico and the expansion of our existing facilities in China.

     Income from operations. Income from operations for 1999 decreased approximately $8.8 million, or 67.2%, to approximately $4.3 million from approximately $13.1 million in 1998. Income from operations as a percentage of net sales decreased to 3.9% for 1999 from 11.6% in 1998. The decrease in income from operations was primarily due to the factors discussed above.

     Other income (expense). Other expense, net of other income, for 1999 decreased approximately $0.9 million, or 25.8%, to approximately $2.7 million from approximately $3.6 million in 1998. This increase was primarily attributable to decreased interest expense.

     Income tax expense (benefit). Income tax expense for 1999 decreased approximately $2.6 million, to a benefit of approximately $0.2 million compared to a tax expense of approximately $2.4 million in 1998. The effective rate for 1999 was a benefit of 12.0% compared to an expense of 20.8% in 1998. This was primarily a result of reduced earnings at our North American facilities.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net sales. Net sales for 1998 increased approximately $6.8 million, or 6.5%, to approximately $112.0 million from approximately $105.2 million in 1997. This increase was due to an increase in unit sales across all market segments, partially offset by a decline in average selling prices. In addition, our net sales increased as a result of the start-up of our China facility and sales to Asian markets.

     Cost of sales. Cost of sales for 1998 increased approximately $1.8 million, or 2.1%, to approximately $87.1 million from approximately $85.3 million in 1997. Cost of sales as a percentage of net sales decreased to 77.8% for 1998 from 81.1% for 1997. The decrease in cost of sales as a percentage of net sales was primarily attributable to an increase in antenna sales, which have a higher gross margin than power products, and an improvement in antenna margins due to increased manufacturing efficiencies.

     Research and development. Research and development expenses increased approximately $0.4 million in 1998, or 22.5%, to approximately $2.6 million from approximately $2.2 million in 1997. This increase was attributable to our ongoing commitment to develop new technologies for our antenna and power products.

     Selling, general and administrative. Selling, general and administrative expenses increased approximately $1.8 million for 1998, or 24.0%, to approximately $9.2 million from approximately $7.4 million in 1997. This increase was primarily due to the expansion of our China operations, an increase in headcount and higher travel and entertainment costs related to the expansion of our international operations.

     Income from operations. Income from operations for 1998 increased approximately $2.8 million, or 26.4%, to approximately $13.1 million from approximately $10.3 million in 1997. Income from operations as a percentage of net sales increased to 11.6% for 1998 from 9.8% in 1997. The increase in income from operations was primarily due to the factors discussed above.

     Other income (expense). Other expense, net of other income, for 1998 increased approximately $0.8 million, or 30.6%, to approximately $3.6 million from approximately $2.8 million for 1997. This increase was primarily attributable to increased interest expense.

     Income tax expense (benefit). Income tax expense for 1998 decreased approximately $0.6 million, to approximately $2.4 million from approximately $3.0 million in 1997. The effective rate for 1998 decreased to 20.8% compared to 39.4% in 1997. This was primarily the result of increased earnings at our China subsidiary which was exempted from taxes in 1998.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our historic unaudited quarterly consolidated statements of operations data for each of the ten fiscal quarters ended June 30, 2000, and such information expressed as a percentage of our net sales. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                                         QUARTER ENDED
                              ---------------------------------------------------------------------------------------------------
                              MAR 31,   JUN 30,   SEPT 30,   DEC 31,   MAR 31,   JUN 30,   SEPT 30,   DEC 31,   MAR 31,   JUN 30,
                               1998      1998       1998      1998      1999      1999       1999      1999      2000      2000
                              -------   -------   --------   -------   -------   -------   --------   -------   -------   -------
                                                                        (IN THOUSANDS)
STATEMENTS OF OPERATIONS
  DATA:
Net sales...................  $28,129   $28,139   $23,438    $32,328   $20,553   $25,846   $29,925    $33,320   $29,262   $33,200
Costs and expenses:
  Cost of sales.............   22,036    21,645    18,597     24,864    16,773    22,596    24,311     28,285    23,782    26,796
  Research and
    development.............      661       537       612        824       559       685       670        731       743       651
  Selling, general and
    administrative..........    2,300     2,667     2,158      2,075     2,223     2,319     2,829      3,114     2,547     2,761
  Amortization of
    intangibles.............       --        --        --         --        --        --       132        137       138       131
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
                               24,997    24,849    21,367     27,763    19,555    25,600    27,942     32,267    27,210    30,339
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income from operations......    3,132     3,290     2,071      4,565       998       246     1,983      1,053     2,052     2,861
Interest and amortization
  expense...................     (968)     (942)     (875)      (927)     (658)     (560)     (648)      (744)     (664)     (749)
Other, net..................       15         6        22         28       (25)       --        (1)       (66)       39        17
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income (loss) before income
  taxes and extraordinary
  item......................    2,179     2,354     1,218      3,666       315      (314)    1,334        243     1,427     2,129
Provision for (benefit from)
  income taxes..............      564       609       315        948       (38)       39      (160)       (30)      265       303
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income (loss) before
  extraordinary item........    1,615     1,745       903      2,718       353      (353)    1,494        273     1,162     1,826
Extraordinary item, net of
  income tax benefit........       --        --        --       (917)       --        --        --         --        --        --
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Net income (loss)...........  $ 1,615   $ 1,745   $   903    $ 1,801   $   353   $  (353)  $ 1,494    $   273   $ 1,162   $ 1,826
                              =======   =======   =======    =======   =======   =======   =======    =======   =======   =======
AS A PERCENTAGE OF NET
  SALES:
Net sales...................    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%
Costs and expenses:
  Cost of sales.............     78.3      76.9      79.3       76.9      81.6      87.4      81.2       84.9      81.3      80.7
  Research and
    development.............      2.4       1.9       2.6        2.5       2.7       2.7       2.2        2.2       2.5       2.0
  Selling, general and
    administrative..........      8.1       9.5       9.2        6.5      10.8       8.9       9.5        9.4       8.7       8.3
  Amortization of
    intangibles.............       --        --        --         --        --        --       0.4        0.4       0.5       0.4
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
                                 88.8      88.3      91.1       85.9      95.1      99.0      93.3       96.9      93.0      91.4
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income from operations......     11.2      11.7       8.9       14.1       4.9       1.0       6.7        3.1       7.0       8.6
Interest and amortization
  expense...................     (3.4)     (3.3)     (3.7)      (2.9)     (3.2)     (2.2)     (2.2)      (2.2)     (2.3)     (2.3)
Other, net..................      0.1        --       0.1        0.1      (0.1)       --        --       (0.2)      0.1       0.1
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income (loss) before income
  taxes and extraordinary
  item......................      7.9       8.4       5.3       11.3       1.6      (1.2)      4.5        0.7       4.8       6.4
Provision for (benefit from)
  income taxes..............      2.0       2.2       1.3        2.9      (0.2)      0.2      (0.5)      (0.1)      0.9       0.9
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Income (loss) before
  extraordinary item........      5.9       6.2       4.0        8.4       1.8      (1.4)      5.0        0.8       3.9       5.5
Extraordinary item, net of
  income tax benefit........       --        --        --       (2.8)       --        --        --         --        --        --
                              -------   -------   -------    -------   -------   -------   -------    -------   -------   -------
Net income (loss)...........      5.9%      6.2%      4.0%       5.6%      1.8%     (1.4)%     5.0%       0.8%      3.9%      5.5%
                              =======   =======   =======    =======   =======   =======   =======    =======   =======   =======

     We have experienced and expect to continue to experience significant fluctuations in quarterly operating results. In particular, our first-quarter sales are typically lower than our fourth-quarter sales because our fourth-quarter sales reflect increased purchases by our customers in preparation for the holiday season. We believe that quarter-to-quarter comparisons of our operating results should not be relied upon as an indication of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations to date through sales of equity and debt securities, bank borrowings, and cash provided by operations. As of June 30, 2000, we had working capital of $1.9 million, including $2.4 million of cash and cash equivalents.

     Net cash used by operating activities for the six months ended June 30, 2000 was $2.4 million. This was attributable primarily to an increase in inventory. Net cash provided by operating activities was $12.5 million in 1999, $10.3 million in 1998 and $4.3 million in 1997. Net cash provided by operating activities was primarily the result of operating income and changes in working capital.

     Net cash used in investing activities of $1.6 million for the six months ended June 30, 2000 was related to the expansion of our facilities in China and Malaysia. Net cash used in investing activities in 1999 was $6.5 million, and was primarily attributable to the acquisition of Sigma Wireless (UK) Limited. Net cash used in our investing activities in 1998 was $1.8 million, and was primarily attributable to capital expenditures. Net cash used in investing activities in 1997 was $7.6 million, and was primarily attributable to capital expenditures and the funding of a restricted cash requirement associated with our 1997 recapitalization.

     Net cash provided by financing activities was $2.5 million for the six months ended June 30, 2000. This was primarily attributable to increases in borrowings under our revolving credit facility, partially offset by reductions in our term loans. Net cash used in financing activities was $5.5 million in 1999, primarily related to reduction of debt, payment of dividends and the issuance of stock in connection with our acquisition of Sigma Wireless. Net cash used in financing activities was $5.6 million in 1998, primarily related to debt reduction and payment of dividends. Net cash provided by financing activities was $3.7 million in 1997 primarily related to our recapitalization.

     In December 1998, we renegotiated a senior credit facility in an initial aggregate principal amount of $42.0 million, consisting of a $20.0 million initial aggregate principal amount revolving credit facility, a $20.0 million aggregate principal amount term facility and a $2.0 million initial aggregate equipment line of credit. The aggregate principal amount increased to $45.0 million during 1999 as a result of additional commitments received on the revolving credit facility increasing the maximum revolving credit facility to $23.0 million. As of June 30, 2000, we had outstanding principal balances of approximately $10.1 million on our revolving credit facility, approximately $16.0 million on our term facility and approximately $1.3 million on our equipment line of credit. Our senior credit facility matures December 2003 and is subject to varying early termination fees ranging from $235,000 to $470,000 if termination occurs prior to January 2001.

     The maximum amount available under our senior credit facility is subject to available collateral as defined in the new credit facility agreement. Substantially all of our assets collateralize the amounts due under our senior credit facility. Proceeds from the new facility were used to retire outstanding borrowings from our existing senior credit facility and subordinated notes.

     The terms of our financing arrangements contain, among other provisions, requirements for maintaining defined levels of capital expenditures and various financial ratios, including debt to equity. Additionally, we are restricted from paying dividends to our common stockholders. At June 30, 2000, we were in compliance with all loan covenants.

     On September 6, 2000, we issued 1,444,042 shares of our Series C convertible preferred stock to various investors, for approximately $20.0 million. All outstanding shares of Series C convertible preferred stock will automatically convert to 1,444,042 shares of common stock immediately prior to the closing of this offering.

     We believe that the net proceeds from this offering will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least 12 months following the offering. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we might need to raise additional funds through public or private financing, strategic relationships or other arrangements. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders would be reduced.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK AND INTEREST RATE
RISK

     We are exposed to minimal market risk. We manage the sensitivity of our results of operations to these risks by maintaining a conservative investment portfolio which is comprised solely of highly-rated, short-term investments. We do not hold or issue derivative or derivative commodity instruments or other financial instruments for trading purposes. We are exposed to currency fluctuations as we sell our products internationally. We manage the sensitivity of our international sales by denominating our transactions in U.S. dollars.

     We may be exposed to interest rate risks, as we may use additional financing to fund additional acquisitions and fund other capital expenditures. The interest rate that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates we have secured in the past.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FSAB Statement No. 133." Under SFAS No. 133, derivatives not meeting hedge criteria are recorded in the balance sheet as either an asset or liability measured at fair value and changes in fair value are recognized currently in earnings. We will be required to implement SFAS No. 133, as amended by SFAS No. 137, in fiscal 2001. We do not anticipate that the adoption of SFAS No. 133, as amended by SFAS No. 137, will have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading global supplier of custom-designed and manufactured antenna and power products for wireless handsets, wireless data devices and wireless networks. We have over 22 years of experience in providing research, design and development solutions and manufacturing products for the global wireless communications industry and have generated a profit in each year since our inception. Our customers include Cisco, Ericsson, Kyocera/Qualcomm, Lucent, Motorola, Nortel and Philips, as well as a wide range of providers of emerging wireless data products and applications.

     We provide custom-designed antenna and power products for a wide range of applications including:

     - wireless handsets, including analog and digital cellular phones;

     - wireless data devices;

     - portable two-way radios;

     - devices that incorporate Bluetooth, a wireless protocol that enables short-range wireless communication among electronic devices;

     - telemetry and telematics, a technology that is currently being incorporated into automobiles and various consumer electronics and integrates global positioning system, in-vehicle computing and wireless technologies;

     - wireless local area networks based on IEEE 802.11 and other wireless protocols; and

     - wireless local loop and in-building wireless systems.

     Our antenna and power product solutions incorporate our leading radio frequency technology and proprietary manufacturing processes related to antenna and power product applications. This technology, combined with our global manufacturing capability, enables us to rapidly deliver custom-designed solutions to our customers. By maintaining integrated research, design, tooling, molding, assembly and complete accelerated life testing capabilities around the world, we are able to respond rapidly to our customers' needs.

INDUSTRY BACKGROUND

     The wireless communications industry has grown rapidly as new technologies, additional radio frequency spectrum and competition have made wireless communications more accessible and affordable. The markets for established wireless voice based applications, including wireless handsets, such as cellular phones, continues to grow strongly. Gartner Group estimates that sales of wireless handsets will grow from approximately 284 million units in 1999 to approximately 852 million units in 2003, representing a compound annual growth rate of approximately 32%. In addition, a new class of wireless data devices is emerging, which represents a convergence of voice and data technologies. Recent developments in wireless data technology, increased network coverage and the deployment of digital data networks, combined with price reductions for data communications, have enabled the adoption of wireless data applications such as e-mail and Internet access.

     Wireless voice and data technologies and standards. Wireless communications technologies and standards have evolved rapidly in recent years from basic analog voice communications to new digital voice and data technologies. This evolution is projected to continue and will further enable wireless connectivity and broaden services such as wireless data access.

     - Current standards-based wireless technologies. There are currently several standards-based technologies for the transmission and reception of wireless voice and data. Existing digital wireless communications technologies such as Time Division Multiple Access, or TDMA, Code Division

Multiple Access, or CDMA, and Global System for Mobile Communications, or GSM, are collectively known as second generation, or 2G, wireless technologies. Different 2G technologies are prevalent in different parts of the world. The existence of these multiple technologies requires that digital handsets offer multi-banding, or the accommodation of multiple technologies, in order to offer seamless service across different geographic regions. The low-speed transmission rates afforded by these circuit-switched 2G technologies are adequate for limited content applications such as short messaging, financial services, news and other text-based applications, but are inadequate for data applications such as streaming media and web browsing. Current packet-switched standards such as Cellular Digital Packet Data, or CDPD, technology provide a continuous network connection over existing analog networks at slightly higher transmission speeds.

     - Next generation wireless technologies. A new set of technologies, often referred to as 2.5G, is under development to provide high-speed packet-based voice and data services over GSM, CDMA and TDMA networks. Packet-based technology affords users several advantages over circuit-switched systems, including continuous connectivity and higher bandwidth performance, leading to significant cost savings for data transmission. As a result, packet-based 2.5G technologies are expected to support a broader set of data applications, such as streaming media and web browsing. Third generation, or 3G, systems are being developed for longer-term deployment to eventually replace 2G and 2.5G digital wireless systems. Proposed 3G networks will provide for broadband transmission rates enabling enhanced multimedia applications.

     - Bluetooth and IEEE 802.11 wireless networking standards. Bluetooth is a wireless protocol that uses the unlicensed 2.4 GHz frequency band to enable short-range wireless communication among different appliances, such as personal digital assistants, notebook computers, cell phones and printers. In response to consumer demand to create wireless home networks and wireless connectivity among devices, manufacturers of mobile computers, printers and other consumer electronics are beginning to embed antenna technology and associated software into their products to make these offerings compatible with the Bluetooth standard. International Data Corporation estimates that the market for Bluetooth-enabled devices will increase from approximately 25 million units in 2000 to approximately 341 million units in 2003, representing a compound annual growth rate of approximately 139%.

       The IEEE 802.11 standard is another wireless protocol that enables wireless communications at higher data rates. The higher data rate enables wireless local area networks for business applications. International Data Corporation estimates that the market for wireless local area networks will increase from approximately 1.2 million units in 1999 to approximately 6.2 million units in 2003, representing a compound annual growth rate of approximately 51%.

     - Telemetry and telematics. Telemetry is a technology by which information is exchanged among remote and separated locations for the purpose of monitoring and/or control. Telemetry enables wireless operation of numerous devices such as alarm and security systems, air quality systems, health status monitoring devices and heating, ventilation and air conditioning controls. One such telemetry application, telematics, integrates global positioning system, in-vehicle computing and wireless technologies to deliver a new class of wireless services. Telematics incorporates the user's location to provide drivers and passengers with timely, location specific safety and travel services as well as consumer and entertainment information. Telematics is currently being incorporated into automobiles and various consumer electronics products. According to a study by the Yankee Group, the telemetry market is estimated to grow from approximately 6.4 million units in 1999 to approximately 37.5 million units in 2003, representing a compound annual growth rate of approximately 55%.

     - In-building antenna systems. In response to the rapid growth in wireless communications, many businesses and other enterprises, such as airports and retail stores, are beginning to provide wireless communications infrastructure by installing in-building antenna systems. These systems consist of a series of small antennas that are networked to provide wireless coverage over the desired area. Antenna technology used in wireless devices can be applied to provide these in-building solutions.

     Growth in market for wireless voice and data devices. The convergence of wireless communications, mobile computing and the Internet is driving the rapidly expanding demand for wireless data devices as professionals and consumers increasingly depend on the growing functionality, productivity and convenience that these devices afford. We believe that growth in wireless voice and data devices will also be driven by the following factors:

     - introduction of new handsets with enhanced features and/or lower cost;

     - new and less expensive service plans;

     - expansion of wireless service in developing countries; and

     - emergence of advanced wireless data services, such as streaming media and web browsing.

     Gartner Group estimates that sales of wireless handsets will grow from 284 million units in 1999 to approximately 852 million units in 2003, representing a compound annual growth rate of 32%. International Data Corporation estimates that the combined market for wireless data devices, which include smart phones, handheld companions and vertical application devices such as pen tablets, pen notepads and keypads will increase from approximately 7.4 million units in 1999 to approximately 29.9 million units in 2003, representing a compound annual growth rate of approximately 42%.

     Complexities involved in the design and manufacture of antenna and power products. Antenna and power products are critical enablers of each of the wireless technologies described above. As an increasing number of consumer devices become wirelessly enabled, antenna and power product providers face numerous challenges. Antenna providers must deliver high levels of signal integrity in order to enable greater range and increased battery life. As the wireless industry migrates from analog and digital cellular technologies to data technologies such as 3G, Bluetooth, wireless local area networks and telematics, signal integrity will be imperative to the performance of wireless devices. Data-based applications require high-quality antennas because they have a much lower tolerance for lost bits of information. Antenna design is complicated not only by the existence of multiple wireless standards, but also because each different wireless device, including different models of the same device type, requires a different antenna design to maximize signal integrity. Therefore, antenna suppliers must have the design and manufacturing capability to produce quantities of antennas for each of the wireless standards and wireless device models.

     Power products must deliver long battery life while remaining lightweight. Power product design is complicated by challenges associated with the selection of cell chemistries, safety circuitry and industrial design. Like antennas, power products must be provided in a range of physical designs to support different wireless devices and applications.

     Wireless equipment manufacturers' reliance on third party antenna and power product suppliers. Historically, wireless equipment manufacturers have relied on third parties to supply their antenna and power product needs. We believe that a number of factors, including rapidly changing technology and consumer preferences, technical challenges associated with maintaining solutions for multiple device types and wireless standards and a shortage of radio frequency engineers, would make it difficult for wireless equipment manufacturers to develop and supply their own antenna and power supply components in a timely and cost-effective manner. We also believe that many new entrants to the wireless equipment market, such as large consumer electronics companies, are less vertically integrated than established wireless equipment manufacturers, and are therefore less likely to manufacture their own antenna and/or power solutions. As a result, these companies are likely to rely even more heavily on third party suppliers.

     Wireless equipment manufacturers seek suppliers for their antenna and power product requirements that can provide advanced technology, a broad product line, manufacturing capacity, product design capability, an international presence, and the ability to respond quickly to orders. Wireless equipment manufacturers generally build relationships with only a limited number of suppliers that will work closely with them to rapidly and cost effectively develop custom solutions for their antenna and power product requirements. In selecting who to work with, it is a challenge for the wireless equipment manufacturers to find antenna and power product suppliers that meet all of the above requirements.

THE CENTURION SOLUTION

     We design and manufacture a broad range of high-performance and cost-effective antenna and power product solutions for leading wireless equipment manufacturers. We believe we are able to reduce our customers' time-to-market by employing a two-pronged approach to establish effective supply chain management. First, our engineers and manufacturing personnel work closely with our customers to custom design components for current and emerging wireless products and applications. Second, we maintain global manufacturing capabilities that allow us to shift capacity to service each location of our customers' production facilities in order to most rapidly respond to customer needs. In addition, we employ a large staff of radio frequency engineers focusing on wireless antenna technology that enables us to provide innovative radio frequency technology. We have also invested significant resources in process technologies that enable us to efficiently deliver custom-designed power solutions. This vertical integration enables us to cost-effectively design and develop new products that meet the technical challenges presented by our customers.

     Our value-added engineering solutions provide customers with the following benefits:

     - innovative design;

     - enabling technologies;

     - rapid time to market;

     - reduced design and manufacturing cost;

     - reduced reliance on multiple component suppliers; and

     - regional design support in each of their locations.

CENTURION STRATEGY

     Our goal is to be the leading worldwide provider of antenna and power products for a broad range of wireless communications devices. To meet this goal, we intend to pursue the following strategy:

     Continue to focus on leading wireless equipment manufacturers by market segment. We focus our sales and marketing efforts on the leading companies in each of our target market segments. For example, our wireless handset customers include Ericsson and Motorola and we are currently developing products for Nokia. In the wireless data device and networking markets, our customers include Cisco, Dell, Novatel Wireless and Proxim. By utilizing our relationships with our customers' design, engineering, manufacturing and program management personnel, we can better anticipate our customers' needs, rapidly develop customer-specific solutions and successfully design our solutions into our customers' new products. We intend to continue to focus on new product development in order to expand our customer base to include market leaders in new and emerging markets, such as the markets for Bluetooth-enabled devices.

     Extend our technological leadership to capitalize on growth in emerging wireless markets. We provide industry-leading antenna and power product technology for wireless applications. We currently own 30 patents and have 17 patent applications pending. We believe our technology provides our customers with benefits including faster time-to-market and lower costs, and provides end-users with benefits including enhanced signal integrity and increased battery life. Our current products are targeted at the high-growth markets for digital cellular handsets, wireless Internet access devices, Bluetooth-enabled mobile computers and other consumer electronics. In addition, we continue to work with companies such as 3Com and Intel to develop the next generation of wireless products. We intend to continue to extend our technological leadership to develop new products to capitalize on high-growth wireless markets.

     Leverage our global design and manufacturing capability. We maintain manufacturing facilities in the United States, Mexico, Europe and Asia. By employing global facilities, vertical manufacturing integration and comprehensive engineering support, we are able to offer quick design turnaround, rapid ramp-up, additional burst-capacity and shorter cycle times in response to our customers' needs. We intend to continue to invest in innovative design and manufacturing operations in order to improve the speed, efficiency and performance of our design and manufacturing services. We will also continue to leverage our supply chain management expertise to maximize our global manufacturing capabilities.

     Provide a broad array of products. We offer a wide range of antenna and power product solutions that are custom-designed for particular applications of end-user products such as cellular handsets, wireless Internet access devices, portable computers and consumer electronics. The radio frequency and process technology underlying our product portfolio allow us to address new wireless data communications products. For example, we have been working to develop embedded antennas to support in-building wireless infrastructure. We expect to continue to leverage our technological and manufacturing capability in order to broaden our product portfolio to address additional end-user markets.

     Selectively pursue strategic acquisitions. We intend to expand our production capacity, product-line, technology and customer base both through internal development and by selectively pursuing acquisitions and alliances that are complementary to our current business. In September 2000, we completed the acquisition of Xertex Technologies, a designer of antenna solutions for wireless data applications such as Bluetooth, IEEE 802.11, telemetry and telematics, and in-building antenna systems. In June 1999, we acquired the molded antenna business of Sigma Wireless Technologies and commenced manufacturing operations at our facility in Aylesbury, United Kingdom. We believe that these acquisitions enhanced our technology and manufacturing capabilities in the U.S. and abroad. We intend to continue to selectively pursue strategic acquisitions.

PRODUCTS AND APPLICATIONS

     Antenna products. We provide a broad range of antenna products, including fixed antennas, top-load retractable antennas, bottom-load retractable antennas, collapsible/retractable antennas, internal antennas, embedded antennas, combined external/internal antennas, chip antennas and microstrip antennas. Our antennas cover applications ranging in frequency from 27 MHz to 6 GHz. These antennas are used in portable applications for wireless handsets, wireless data devices and portable radios as well as for in-building wireless and telemetry and telematics applications. We custom design the size and electrical characteristics of these antennas to meet the specific requirements of our customers. Our antennas offer high levels of signal integrity and multi-band technology that allows for the combination of up to four different frequencies in the same antenna. A description of our antenna offerings is provided below.

     - Fixed antennas. Fixed-length antennas are generally mounted externally on handsets or other wireless devices. Our fixed antennas provide our customers with a high-performance, low-cost, durable antenna solution.

     - Retractable antennas. Our retractable antennas allow for maximum performance when extended and convenient size and styling when retracted. Retractable antennas offer the highest signal integrity of any antenna type with a reduced specific absorption rate.

     - Collapsible/retractable antennas. Collapsible/retractable antenna solutions enable our customers to design products where the antenna is longer than the physical dimensions of the handset or other wireless device. This enables creative device design while delivering the heightened levels of signal integrity associated with longer antennas.

     - Internal antennas. Internal antennas are encased within the housing of the wireless device and offer several advantages including increased durability and reduced size of the wireless device. Internal antennas generally have lower signal integrity than retractable antennas, but have wide applicability for voice and low-bandwidth data products such as cellular handsets and Bluetooth devices.

     - Combined internal/external antennas. We offer a combination internal/external antenna where the internal antenna acts as the primary antenna and a retractable external antenna is used when higher performance is required.

     - Chip antennas. We provide internal chip antennas that customers can integrate onto the printed circuit board of wireless devices for applications such as Bluetooth. Chip antennas provide advantages including small size and low cost.

     - Embedded antennas. We provide low-profile embedded microstrip antennas for in-building wireless systems such as wireless local areas networks and digital enhanced cordless telecommunications applications as well as telemetry and telematics solutions. Microstrip antennas have a simple planar structure, are low weight and are well-suited for low profile applications. These antennas can also be used to support in-building cellular infrastructure build out and wireless Internet access.

     Applications for our antenna solutions include those listed below:

---------------------------------------------------------------------------------------
          WIRELESS APPLICATION                        CENTURION ANTENNA PRODUCT
---------------------------------------------------------------------------------------
Wireless Handsets                           -  Fixed, retractable,
                                               collapsible/retractable, internal and
                                               combined internal/external antennas for
                                               cellular communication
                                            -  Internal and chip antennas for
                                               applications such as Bluetooth
---------------------------------------------------------------------------------------
Wireless Data Devices                       -  Fixed, retractable, internal and
                                               combined internal/external antennas for
                                               portable communications
                                            -  Internal and chip antennas for
                                               applications such as Bluetooth
---------------------------------------------------------------------------------------
Wireless Local Area Network, Wireless       -  Omni-directional embedded antenna,
  Local Loop and In-Building Antenna           microstrip patch and fixed antennas
  Applications
Telemetry and Telematics Applications       -  Fixed and embedded antennas
Portable Two-Way Radios                     -  Fixed antennas, including ruggedized
                                               antenna solutions
---------------------------------------------------------------------------------------

     Power products. We offer a wide range of power solutions for wireless applications. Our strong relationships with industry-leading battery cell manufacturers and ability to custom design power products allow us to provide our customers a total solution. Many of our power product housings are molded in-house. We provide custom battery pack assemblies for lithium polymer, lithium ion, nickel metal hydride and nickel-cadmium cells. Our power solutions provide advantages to our customers including state-of-the-art cell technology, manufacturing processes and flexibility. A description of our different power solutions is provided below.

     - Lithium polymer. Designed for medium-current drain, lightweight applications that require an ultra-thin size. Our lithium polymer power products are used in wireless handsets and wireless data devices.

     - Lithium ion. Designed for medium-current drain, lightweight applications. These power products can be used in wireless handsets and wireless data devices.

     - Nickel metal hydride. Designed for high-current drain general usage applications. Our nickel metal hydride power products are used in portable two-way radios, wireless handsets and wireless data devices.

     - Nickel cadmium. Designed for high-current drain applications. These power products are used in portable two-way radios and wireless data devices.

     In addition to the power products described above, we have recently introduced a Smart Power System, inductive charging products and our combination antenna/power, or OneSource, product.

     - Smart Power System. Our Smart Power System is a comprehensive power solution that enables wireless communications devices. This technology decreases the detrimental effects of improper care and usage of the battery by the consumer. The system also provides near real-time field data on usage patterns and demographics to wireless device manufacturers by communicating with the wireless device manufacturer's analysis system via a wireless communications module in the charger. The Smart Power System dynamically alters and optimizes the charge and discharge characteristics of the system utilizing real-time adaptable algorithms to maximize the life of the product. The wireless communications module in the charger unit allows seamless, transparent upgrades to the system software to accommodate future advanced cell chemistries. Applications for the Smart Power System include private portable radio dispatch systems, laptop computers and transportation products.

     - Inductive charging. Inductive charging is used in many applications where direct contact between the battery pack and charger is not feasible, practical or safe such as in electric vehicles, electric toothbrushes, and medical applications. Our intellectual property in this area centers around inductive charging in the portable communications environment. The inductive charger coil causes charging currents to be passed through the air, or induced, into a magnetic pickup coil inside the battery pack, charging the battery without making direct contact. The primary advantage to this approach is the concept of one charger for all portable communication system batteries, including batteries for laptops, cellular handsets, personal digital assistants, pagers and other wireless devices. Our inductive charging solution eliminates the need to carry product-specific chargers when traveling.

     - OneSource. Our OneSource product is a combination antenna/power product that will allow wireless equipment manufacturers to purchase antenna and power products as one complete assembly.

TECHNOLOGY

     Antenna technology. Our antenna products are used to receive and transmit signals in wireless communications equipment. Antennas consist of the following three primary components:

     - radiating elements consisting of metallic coils, wires or traces etched on a printed circuit board;

     - plastic material to encapsulate the radiating elements and enhance their electrical attributes; and

     - an electrical connection with the wireless device.

     Radiating elements consist of various base metals and configurations and are used to receive and transmit information. The size and shape of the elements affect how radio frequency energy is propagated, and have a strong influence on the performance of the antenna. For example, longer antennas deliver greater signal integrity, while different elements and/or configurations can also improve performance. Material selection for the encapsulation of the radiating elements is another critical factor affecting antenna performance. Different materials affect both radio frequency propagation and durability of the antenna. The interface connection between the antenna and the handset is also essential to high-quality antenna design. The design of the elements within the antenna must be adjusted to compensate for the different electrical characteristics of different handsets.

     Our core antenna technology lies in our radio frequency design expertise. We have a strong understanding of how our antennas interact with our customers' devices, which allows us to custom-design high-performance antenna solutions. We also have core competency in the design of radiating elements to precisely transmit and receive radio frequency signals. For example, we believe that we are able to build multi-band antennas that use fewer elements, or coils, than our competitors use. This enables us to deliver a lower-cost solution, and to design antennas with higher levels of multi-banding. We currently offer quad-band antennas and are designing antennas that will deliver five and six different bands. Our design capabilities are complemented by our deep understanding of encapsulating materials and how they affect radio frequency propagation. We are currently developing new encapsulation materials to further enhance the performance of our antennas.

     Another example of our core technology is the development of internal microstrip, or patch, antennas for next generation wireless applications. A microstrip antenna in its simplest form consists of two parallel conducting layers separated by a single thin dielectric substrate. The lower conductor functions as a ground plane, and the upper conductor forms a radiating element of various geometries. The shape of the microstrip patch is chosen so that well defined radiation patterns result.

     The advantages of microstrip antennas are their low profile, simple planar structure and lower weight. Microstrip antennas are well suited for large-scale manufacturing because etching is done with standard photolithographic processes. The accuracy of the etching processes ensures uniformity over a production run. Our proprietary technology overcomes the limitations on frequency bandwidth typically associated with microstrip or patch antennas.

     In addition to our radio frequency capabilities, we have a core strength in the mechanical design, tooling design and molding of antennas. This enables us to deliver custom-designed antenna products that employ the latest antenna technology, such as internal antennas and chip antennas for devices enabled by emerging wireless applications such as Bluetooth. As an example of our mechanical engineering capability, we have developed patented technology relating to the operation of our collapsible and retractable antennas.

     Power product technology. Power products are used to deliver rechargeable power to wireless devices. Our power product technology focuses on the selection of rechargeable chemistries and on assembly for high-volume manufacturing. We conduct significant research and testing of various battery chemistries in order to validate new technologies and qualify only the highest quality cells for our power solutions. We then custom-build power product assemblies using proprietary processes which we co-develop with our customers in order to deliver what we believe are industry-leading response times. As an example of our power product design and manufacturing capabilities, we were the first manufacturer in the Asia Pacific region to manufacture high-volume lithium polymer power products. This product required new manufacturing and testing processes that we jointly developed with one of our customers.

     In addition to our process technologies, we have developed proprietary technology relating to smart power systems, inductive chargers and our OneSource product, which is a combination battery/antenna component that will allow wireless equipment manufacturers to purchase antenna and power products as one complete assembly. Smart power systems include memory capability on the battery pack or charger, to enable applications such as demographic usage monitoring and user profiling. Inductive chargers allow charging of wireless devices without physical contact, offering the opportunity to develop one charger for multiple battery types.

CUSTOMERS

     Our customers include leading multinational wireless equipment manufacturers, as well as a wide range of providers of emerging wireless data products and applications. The following is a list of our top eight customers in each product area:

                          Wireless Data Devices
  Wireless Handsets      and Networking Products   Portable Two-Way Radios
  -----------------      -----------------------   -----------------------
Ericsson                  Cisco                     ACT Manufacturing
LG Information & Comm.    Cushcraft Corp.           Ericsson
Motorola                  Intermec Technologies     Kenwood USA
Philips                   Lucent                    Maxon Group
Qualcomm/Kyocera          Maxrad                    Motorola
Samsung USA               Proxim                    Relm Communications
SK Teletech               Shure Brothers            Tessco
Telson                    Teklogix                  Yaesu USA

     Each of the customers listed in the table above has accounted for at least $50,000 in net sales since January 1, 2000. In addition, we are currently developing products for Nokia and are jointly developing technology with companies such as 3Com, Dell and Intel for next generation wireless devices.

     Our largest customers are Ericsson and Motorola. Sales to Ericsson accounted for approximately 55% of our net sales for the six months ended June 30, 2000, 49% of our net sales in 1999, and 51% of our net sales in 1998. Sales to Motorola accounted for approximately 28% of our net sales for the six months ended June 30, 2000, 27% of our net sales in 1999, and 29% of our net sales in 1998. Sales to Ericsson and

Motorola currently are made to multiple divisions and products are delivered to diverse geographical regions throughout the world, including Asia, North America and Europe.

SALES AND MARKETING

     We sell our products primarily to wireless equipment manufacturers through our direct sales force in concert with market specific independent sales contractors. In addition, we sell some products through a two-step distribution process utilizing domestic and international distributors. Our direct sales staff manages key customer accounts and worldwide customer support and identifies opportunities in emerging wireless markets.

     We maintain an internal marketing organization that is responsible for developing sales and advertising literature, such as product announcements, catalogs, brochures and magazine articles in trade and other publications. Our internal marketing organization also prepares technical presentations for industry conferences.

     We employ a team approach in our sales efforts by combining the support of design and applications engineers, manufacturing personnel, sales and marketing staff and senior management. Due to the technical nature of both our products and the markets we serve, we maintain close contact with our customers' design, engineering, manufacturing, purchasing and project management personnel. For example, we have an on-site Centurion employee at Ericsson's U.S. factory, and have an agreement with Motorola regarding the joint development of a new antenna system. We believe that maintaining close contact with our customers improves their level of satisfaction, assists us in anticipating their future product needs and enhances our opportunities for design wins.

MANUFACTURING

     Our manufacturing operations position us as a global provider of wireless communications components. Our facilities in Lincoln, Nebraska, Aylesbury, United Kingdom and Shanghai, China, handle all aspects of product development and production. Our facility in Tijuana, Mexico is a fully-staffed manufacturing site for both antennas and power products. In May 2000, we completed our newest manufacturing facility in Penang, Malaysia. This 46,000 square foot facility provides us with additional power product manufacturing capacity in the Asia Pacific region and delivers design support to our customer base in Southeast Asia.

     Our global facilities offer a complete solution, including:

     - radio frequency and mechanical design, including prototyping for antennas;

     - custom tooling;

     - approximately 45 injection molding machines globally, which allow us to mold antennas, make components for antennas and power products, mold battery housings, and mold internal antennas;

     - full antenna and power product testing capabilities, including accelerated life testing, which enables us to test antennas and battery packs throughout the research development and manufacturing processes; and

     - an automation group that allows us to customize automation projects in real-time without the delays typically associated with this process.

     We believe that we have established a reputation for quality over the past 22 years. Our Lincoln facilities achieved ISO 9001 registration of our quality system in December 1996. Our facilities in China and the United Kingdom are ISO 9002 registered. Each of our other facilities employs our quality control system and is moving towards ISO registration. All registered facilities undergo follow-up audits twice per year to ensure on-going compliance. A bi-annual management review of our global quality system keeps our processes current and consistent.

     Our supply chain management capabilities provide significant benefits to our customers. We utilize a global sales and operational planning process that incorporates our customers' rolling forecasts, purchase orders, and a schedule sharing arrangement of our customers' actual production plans, combined with our internal forecasts, to manage both our inventory and manufacturing schedules. Sales and operational planning is broken into two phases, production execution and operational planning. Production execution is a rolling 12 week program and is focused at the factory level. Operational planning is focused on longer term planning on a global level. The combination of these processes allows us to balance short-term customer needs with our long-term strategies and operational objectives.

     We currently use multiple sources globally for plating and tooling requirements. Historically, we have outsourced processes to gain capacity, prevent significant capital investment outside our scope of manufacturing capabilities or avoid potential environmental issues, such as those involved with plating.

RESEARCH AND DEVELOPMENT AND ENGINEERING

     We conduct an active and ongoing research, development, and engineering program that focuses on advancing technology, developing improved design and manufacturing processes, and improving the overall quality of our products and services. Our research and development personnel concentrate on antenna and power product technology, with a specific focus on improving the performance of current products and expanding our technology to serve new markets. For example, we worked with Intel to develop an antenna standard for their Bluetooth technology. We also conduct research and development related to manufacturing processes, including those associated with efficient, high-volume production and electronic packaging.

     As part of our research and development efforts, we use an anechoic chamber to characterize the radiation patterns from our antenna designs. An anechoic chamber is a large metal enclosure lined with special radio frequency absorbing material. This chamber allows us to test antennas in a quiet environment with no outside interference from other radio frequency signals. This chamber has recently been upgraded to perform three-dimensional characterizations of radio frequency signals.

     Our current research and development activities include:

     - expanding our Bluetooth antenna programs;

     - developing telematics antenna products for the automotive industry;

     - developing embedded antenna technology for in-building network access;

     - continuing our OneSource program for delivering an integrated antenna and power solution;

     - enhancing our multi-banding capabilities;

     - enhancing our collapsible/retractable design capabilities for new antenna designs;

     - enhancing our internal antenna solutions and continuing development of our chip antennas;

     - developing innovative plastic materials for encapsulating antennas to improve signal integrity;

     - developing process improvements for delivering custom-built battery packs;

     - developing smart power systems that include memory on the battery pack and/or charger; and

     - developing inductive chargers that enable contact-less recharging of our power products.

     We also fund advanced research programs at the University of Nebraska's College of Engineering. We currently sponsor two graduate students in radio frequency engineering to perform research that includes advanced antenna measurement techniques and antenna diversity systems.

COMPETITION

     We believe our primary competitors in the antenna market include Allgon, Amphenol/T&M, Ace Electronics, Galtronics, Filtronic/LK Products, Moteco, Radiall/Larsen, Rangestar and Yokowo. We believe our primary competitors in the power product market include Moltech/Energizer, Motorola Energy Systems Group, Panasonic and Sanyo. We also compete in the power product aftermarket with Alexander Manufacturing, Jbro Incorporated, Multiplier Industries and W&W Associates. Many of these competitors are large companies that have greater financial, technical, marketing, manufacturing, vertical integration and personnel resources than we do. Our sales, profitability and success depend substantially upon our ability to compete with other providers of wireless communications components. We cannot assure you that we will be able to compete successfully with these organizations.

     We currently compete principally on the basis of the technical innovation, breadth of product line and performance of our products, including their ease of use, reliability, cost, timely design and production, and delivery schedules. Our competitive position could be adversely affected if one or more of our customers, particularly Ericsson and/or Motorola, determines to internally design and manufacture antennas and power products for their own use or to secure them from other parties.

INTELLECTUAL PROPERTY

     It is our practice to seek U.S. patent and copyright protection for our products and developments, where appropriate, and to protect our proprietary technology under U.S. and foreign laws affording protection for trade secrets and for antenna and power product designs. We own 30 issued patents which expire between 2009 and 2018, and have an additional 17 patent applications pending. Our intellectual property covers the following general areas of antenna and power product development:

     - techniques for developing switched retractable antennas, which completely remove contact between the handset and antenna when the antenna is in the hidden position to eliminate unwanted radiation;

     - techniques for developing collapsible/retractable antennas where the antenna can be longer than the length of the wireless device;

     - techniques for developing multi-band antennas;

     - antenna-molding processes;

     - microstrip antennas for embedded applications;

     - smart power systems, where memory is included on the battery pack and/or charger; and

     - inductive chargers, which enable charging of wireless devices without physical contact.

     We rely heavily upon trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. To protect our trade secrets, technical know-how and other proprietary information, our employees are required to enter into agreements providing for maintenance of confidentiality and the assignment of rights to inventions made by them while in our employ. We also enter into non-disclosure agreements to protect our confidential information delivered to third parties in conjunction with possible corporate collaborations and for other purposes.

     Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. In this regard, in July 2000, we received a written notice from Amphenol T&M in which it claimed to have patent rights to certain technology used in the antenna we supply to Motorola for use on Motorola's V series phones. Similarly, in August and September 2000, we received written notices from Dallas Semiconductor Corporation in which it claimed to have patent rights in certain technology used in our battery products. Amphenol T&M and Dallas Semiconductor requested that we review our products in light of certain of their issued patents. We are currently evaluating the patents noted in these letters. See "-- Legal Proceedings" for a description of a complaint that has been filed in connection with the Amphenol T&M claim.

EMPLOYEES

     As of August 31, 2000, we employed 1,365 people full-time, including 1,151 in manufacturing, 116 in general and administrative functions, 80 in engineering and 18 in sales and marketing. None of our employees are represented by a labor union, and we consider our employee relations to be good.

FACILITIES

     We own our corporate headquarters and lease a second facility in Lincoln, Nebraska. The headquarters occupy 54,000 square feet and the second facility occupies 65,000 square feet. These two facilities house manufacturing, engineering and administrative functions. In addition, we lease facilities in the following locations:

        LOCATION                  SIZE                 PRINCIPAL USE
-------------------------    ---------------    ----------------------------
Aylesbury, United Kingdom    15,000 sq. feet    Manufacturing, Design, Sales
Tijuana, Mexico              16,000 sq. feet    Manufacturing
Shanghai, P.R. China         40,000 sq. feet    Manufacturing, Design, Sales
Penang, Malaysia             46,000 sq. feet    Manufacturing, Sales

LEGAL PROCEEDINGS

     In September 2000, we received a written notice from Amphenol T&M that they have filed a patent infringement complaint against us in the Federal District Court in the Northern District of Illinois. No monetary damages are specified. Due to the nature of litigation generally and because the lawsuit brought by Amphenol T&M is at an early stage, we cannot ascertain the outcome of the final resolution of the lawsuit, estimate the total expenses, possible damages or settlement value, if any, that we may ultimately incur in connection with Amphenol T&M's suit. This litigation could be time consuming and costly, and we will not necessarily prevail given the inherent uncertainties of litigation. We intend to vigorously contest this litigation.

     From time to time, in the ordinary course of business, we may become involved in legal proceedings. We are not currently a party to any other material pending legal proceedings, nor is any of our property, including intellectual property, the subject of any other material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to the executive officers and directors of Centurion as of September 22, 2000.

NAME                                   AGE                           POSITION
----                                   ---                           --------
Gary L. Kuck(2)......................   52   Chairman and Director, President and Chief Executive
                                             Officer
William E. Campbell..................   47   Chief Financial Officer
Donald C. Naab.......................   47   Chief Operating Officer
Thomas M. Cochran....................   37   Vice President, Operations
Steven C. Bowles.....................   47   Vice President, Sales and Marketing
Craig A. Jessen......................   33   Corporate Controller
Susan J. Kuck........................   50   Executive Vice President, Director
Monty D. Rohde.......................   38   Vice President, Engineering
Yenho K. Tree........................   41   Managing Director - Asia Pacific
Robert G. Behlman(1).................   57   Director
P. Jackson Bell(1)...................   58   Director
John A. Downer(1)....................   42   Director
Robert H. Getz(2)....................   38   Director
Mark Rossi(2)........................   44   Director

------------
(1) Member of audit committee

(2) Member of compensation committee

     GARY L. KUCK co-founded Centurion in 1978. Mr. Kuck has served for 22 years as our President and Chief Executive Officer and as a director. Mr. Kuck has more than 30 years of experience in research, design, and development of antennas and wireless communications solutions. Mr. Kuck was on the Advisory Board of the Industrial and Management System Engineering College from 1995 to 1999, and currently serves on the Nebraska Information and Technology Commission. Mr. Kuck is the husband of Susan J. Kuck, our Executive Vice President and a director.

     WILLIAM E. CAMPBELL has served as our Chief Financial Officer since January 1999. Prior to his employment at Centurion, from 1982 to 1998, Mr. Campbell held several positions for Keystone Steel & Wire Company, a manufacturer of carbon steel rod, wire and wire products, most recently as Vice President and Chief Financial Officer. From 1978 to 1982, Mr. Campbell held several positions for Bucyrus Erie, a manufacturer of mining and construction machinery.

     DONALD C. NAAB has served as our Chief Operating Officer since August 2000. Prior to his employment at Centurion, Mr. Naab served as President and Chief Operating Officer of Pacific Research & Engineering Corp., a division of Harris Corporation, from 1998 to July 2000. From 1995 to 1997, Mr. Naab served as President, Hazard Sensing Group for Kidde International, a division of Williams Holding Corporation. From 1980 to 1995, he held several positions within the Simicon Division of Robert Shaw Controls Company, a manufacturer of electronic control products, most recently as Vice President and General Manager.

     THOMAS M. COCHRAN has been employed by Centurion since 1986 and has served as our Vice President of Operations since January 1995, primarily overseeing our international operations. From 1986 to 1994, Mr. Cochran held various positions at Centurion in accounting, purchasing, materials management and information systems. Mr. Cochran currently oversees our subsidiaries in China, Malaysia and the United Kingdom.

     STEVEN C. BOWLES has been employed by Centurion since 1988 and has served as our Vice President of Sales and Marketing since October 1993. From 1988 to 1992, Mr. Bowles served as our Sales and Marketing

Manager. From 1980 to 1988, Mr. Bowles held various positions for Regency Electronics. Mr. Bowles is currently a member of the Advisory Board for the International Wireless Communication Expo.

     CRAIG A. JESSEN has served as our Corporate Controller since November 1999. From April 1995 to November 1999, Mr. Jessen served as Assistant Controller and most recently as Corporate Controller of Layne Christensen Company, a waterwell drilling and mineral exploration company. Prior to that time, Mr. Jessen was employed for over five years at Deloitte & Touche LLP, most recently as Manager - Accounting and Auditing Services.

     SUSAN J. KUCK is a co-founder of Centurion and has served as Executive Vice President and as a director since our formation. Ms. Kuck has more than 22 years of experience in the manufacturing and development of antennas and wireless communications solutions. Ms. Kuck presently oversees manufacturing at the Lincoln South manufacturing facility. Ms. Kuck is the wife of Gary L. Kuck, our President and Chief Executive Officer, and a director.

     MONTY D. ROHDE has been employed by Centurion since 1992 and has served as Vice President of Engineering since 1998. From 1992 to 1994, Mr. Rohde held the position of staff electrical engineer. From 1994 to 1996 he was Engineering Manager for our battery division, and from 1996 to 1997 he was the division's Plant Manager. In 1997, he was promoted to Corporate Director of Research and Development. Prior to joining Centurion, from 1989 to 1992, Mr. Rohde was a program manager for Cetac Technologies, a designer and manufacturer of analytical chemistry instrumentation.

     YENHO K. TREE has served as our Managing Director - Asia Pacific since August 1999. Mr. Tree was employed previously as a Managing Director for Teleflex Lionel-Dupont (TLD) - Devtec Company Ltd. from September 1998 to April 1999. From May 1991 to September 1998, Mr. Tree served as Regional Manager - Asia Pacific and then as Managing Director of Aviall, Inc.

     ROBERT G. BEHLMAN has served as Executive Vice President of Celestica Inc. since 1998 and as a director since February 2000. He previously served as President, Chief Executive Officer and Chairman of the Board of Directors of IMS from its formation in 1994 until its merger with Celestica in 1998. In 1994, Mr. Behlman was a consultant to Maxtor, a manufacturer of hard disk drives. From 1992 to 1994, he served as Vice President and Chief Operating Officer of Sanmina Corporation, an integrated electronics manufacturer. From 1988 until 1992, Mr. Behlman held senior management positions at SCI Systems, Inc., a contract manufacturer of electronic components, including Vice President of Business Development, Western Region, from 1991 to 1992 and Vice President and General Manager - San Jose, California Plant, from 1988 to 1991.

     P. JACKSON BELL has served as a director since 1996. Mr. Bell currently serves as a director of Asyst Technologies, Inc., Spinway, Inc., and the U.S. Chamber of Commerce's Institute for Legal Reform. He is also an advisor to high tech start-up companies. From 1996 to 1998, Mr. Bell served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Adobe Systems, Inc. From 1993 to 1996, Mr. Bell was Executive Vice President and Chief Financial Officer of Conner Peripherals, Inc. From 1989 to 1991, he was Executive Vice President - Finance and Chief Financial Officer of Burlington Northern, Inc. From 1983 to 1989, he served as Executive Vice President-Finance and Chief Financial Officer of U.S. Airways. Mr. Bell has also held senior management positions at American Airlines and the Washington Post Company.

     JOHN A. DOWNER has served as a director since April 1997. Since December 1996, Mr. Downer has served as a Managing Director of Cornerstone Equity Investors, LLC. Prior to joining Cornerstone, from 1994 until 1996, Mr. Downer served as a Managing Director of Prudential Equity Investors, Inc. Mr. Downer currently serves as a director of several private companies, including Evolutionary Technologies, Inc., MCMS, Inc., Optum, Inc. and PlanSoft, Inc.

     ROBERT H. GETZ has served as a director since April 1997. Since December 1996, Mr. Getz has served as a Managing Director of Cornerstone Equity Investors, LLC. Prior to joining Cornerstone, from 1994 until 1996, Mr. Getz served as a Managing Director of Prudential Equity Investors, Inc. Mr. Getz currently serves as a director of Novatel Wireless, Inc. and several other private companies, including Artel Video Systems, Inc.

     MARK ROSSI has served as a director since April 1997. Since December 1996, Mr. Rossi has served as a Managing Director of Cornerstone Equity Investors, LLC. Prior to joining Cornerstone, from 1994 to 1996, Mr. Rossi served as President of Prudential Equity Investors, Inc. Mr. Rossi currently serves as a Director of Maxwell Technologies, Inc., MCMS, Inc., Novatel Wireless, Inc., True Temper Sports, Inc. and several other private companies.

BOARD COMMITTEES

     We established our audit committee and our compensation committee in June 1997. The audit committee consists of P. Jackson Bell, Robert G. Behlman and John A. Downer. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee consists of Robert H. Getz, Gary L. Kuck and Mark Rossi. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all our officers and directors, including stock compensation and loans and establishes and reviews general policies relating to the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     We currently reimburse members of the board of directors for any reasonable out-of-pocket expenses incurred by them in connection with attendance at board and committee meetings.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our articles of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our certificate of incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.

     The limited liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the year ended December 31, 1999 by our chief executive officer and our executive officers who earned more than $100,000 in total compensation during the year ended December 31, 1999, to whom we refer to in this prospectus collectively as the named executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                           ANNUAL COMPENSATION      ----------------
                                                         -----------------------       ALL OTHER
                                                         SALARY ($)    BONUS ($)    COMPENSATION ($)
                                                         ----------    ---------    ----------------
Gary L. Kuck...........................................   $213,150      $    --         $   226(1)
  President and Chief Executive Officer
William E. Campbell....................................    106,562           --          19,240(2)
  Chief Financial Officer
Thomas M. Cochran......................................    115,554           --             226(1)
  Vice President, Operations
Yenho K. Tree(3).......................................     33,000       14,667          68,439(4)
  Managing Director, Asia Pacific

------------
(1) Represents life insurance premiums paid by Centurion.

(2) Represents $131 of life insurance premiums and $19,109 of relocation expenses paid by Centurion.

(3) Joined Centurion on September 1, 1999.

(4) Represents a $5,000 sign-on bonus, $40,000 of relocation expenses and $23,439 of overseas compensation paid by Centurion.

STOCK OPTIONS

     We made no individual grants of stock options during the year ended December 31, 1999 to any of our named executive officers.

               AGGREGATE OPTION EXERCISES DURING LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the named executive officers concerning option exercises for the year ended December 31, 1999 and exercisable and unexercisable options held as of December 31, 1999. The value of unexercised in-the-money options is based on price of $4.00 per share, the fair market value of our stock on December 31, 1999, minus the per share exercise price, multiplied by the number of shares underlying the option.

                                                 NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                UNDERLYING OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                  DECEMBER 31, 1999               DECEMBER 31, 1999
                                             ----------------------------    ----------------------------
                                             EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                             -----------    -------------    -----------    -------------
Gary L. Kuck...............................        --              --         $     --        $     --
William E. Campbell........................     9,375          28,125           20,625          61,875
Thomas M. Cochran..........................    56,250          68,750          203,000         238,000
Yenho K. Tree..............................        --              --               --              --

1997 STOCK OPTION PLAN

     In April 1997, our board of directors and stockholders adopted our 1997 Stock Option Plan. The plan is intended to motivate and reward executives and other key employees and to encourage ownership by employees of our common stock. The plan provides for benefits to be awarded in the form of incentive stock options or non-qualified stock options. Benefits under the plan may be granted only to persons who are our or our subsidiaries' executives and other key employees. As of June 30, 2000, we have granted options to purchase 445,000 shares of our common stock under the 1997 Plan.

     The plan is administered by our compensation committee, which consists of Robert Getz, Gary Kuck and Mark Rossi. The compensation committee has complete authority to grant options and to determine the terms, conditions and provisions of, and restrictions relating to the benefits under the plan.

     The number of shares of our common stock with respect to which benefits may be granted under the plan will not exceed, in the aggregate, 1,250,000 shares. If there is any change in our common stock, the number and type of shares available under the plan and/or the price thereof will be appropriately adjusted. As of June 30, 2000, there were 805,000 shares available for grant under the plan.

     Options granted under the plan which are intended to qualify as incentive stock options must be exercised within ten years of the date of grant of the option or the expiration date set forth in the option grant, if earlier, subject to earlier expiration upon termination of the holder's employment. The exercise price of all options intended to qualify as incentive stock options must be at least equal to the fair market value of the underlying shares of common stock on the date of the grant. Incentive stock options granted to any participant who owns 10% or more of our outstanding common stock must have an exercise price equal to or exceeding 110% of the fair market value of a share of common stock on the date of the grant and must not be exercisable for longer than five years.

     Our board of directors or the committee may amend or terminate the plan, but the board or committee may not amend the plan without the approval of our stockholders or if such amendment would violate any law or agreement or the rules of any exchange upon which the common stock is listed.

     In the event of a change of control, the committee may provide that the options shall become immediately vested and that such options shall terminate if not exercised on the date of the change in control, or that such options shall represent the right to receive the excess of consideration per share of common stock offered in such change of control over the exercise price of such options.

2000 NON-EMPLOYEE DIRECTOR OPTION PLAN

     Our board of directors recently adopted our 2000 Non-Employee Director Option Plan, effective as of February 25, 2000. The plan is intended to provide incentives to, and encourage ownership by, our directors who are not also our employees. The plan provides for benefits to be awarded in the form of non-qualified stock options. The plan is administered by our compensation committee, which has complete authority to grant options and to determine the terms, conditions and provisions of, and restrictions relating to the benefits under the plan.

     The number of shares of our common stock with respect to which benefits may be granted under the plan shall not exceed, in the aggregate, 200,000 shares. If there is any change in our common stock, the number and type of shares available under the plan and/or the price thereof, will be appropriately adjusted. We have granted 37,500 non-qualified options to purchase 37,500 shares of our common stock to each of Mr. P. Jackson Bell and Mr. Robert G. Behlman. There are currently 125,000 shares available for grant under the plan.

     Options granted under the plan must be exercised within ten years of the grant of the option or the expiration date set forth in the option grant, if earlier, upon resignation, subject to the earlier expiration upon removal or termination of the holder's position as a director. The exercise price per share of common stock under each non-qualified stock option shall be at least equal to 100% of the fair market value of the underlying shares of common stock on the date of the grant.

     Our board of directors or the committee may amend or terminate the plan, but the board or committee may not amend the plan without the approval of our stockholders, or if such amendment would violate the law, agreement or the rules of any exchange upon which the common stock is listed.

     In the event of a proposed change of control, the board of directors may provide that any or all of the options shall become immediately vested and that such options shall terminate if not exercised on the date of the change of control, or that such options shall represent the right to receive such consideration as the board of directors shall deem equitable in the circumstances based on the difference between the consideration to be received in such change of control and the exercise price of any such options.

QUALIFIED 401(K) PLAN

     We maintain a qualified 401(k) plan. Employees are permitted to contribute up to 15.0% of their annual compensation to our 401(k) plan, not to exceed $10,500 per year. Under the plan, we make matching contributions of up to 50.0% of the first 3.0% of annual deferral per participant, limited by IRS rules. We contributed and expensed $161,000 in 1999, $139,000 in 1998 and $105,000 in 1997
related to our 401(k) Plan.

EMPLOYMENT AGREEMENTS

     DONALD C. NAAB. Mr. Naab is employed under a letter agreement with us. Mr. Naab's letter agreement provides that he serves as Chief Operating Officer. There is no employment term stated in the agreement. Mr. Naab's current base salary is $200,000. In addition to his base salary, Mr. Naab is eligible to earn an annual bonus targeted at 50% of his base salary upon attainment by us of financial performance targets described in the agreement. In the event of termination by us for reasons other than cause within the first 12 months of his employment, Mr. Naab is eligible to receive six months of severance. The agreement also provides for customary fringe benefits.

     YENHO K. TREE. Mr. Tree is employed under a letter agreement with us. Mr. Tree's letter agreement provides that he serves as Managing Director of Asia Pacific. There is no employment term stated in the agreement. Mr. Tree's current base salary is $110,000. In addition to his base salary, Mr. Tree is eligible to earn an annual bonus of up to 50% of his base salary upon attainment by us of financial performance targets described in the agreement. In the event of termination by us for reasons other than cause within the first 24 months of his employment, Mr. Tree is eligible to receive a six month severance package, including monthly salary, housing and health care benefits. After 24 months of employment, his severance package is reduced to three months.

                           RELATED PARTY TRANSACTIONS

     Since April 18, 1997, we have not been a party to, nor have we currently proposed, any transaction or series of similar transactions in which the amount exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interests, other than compensation agreements and other agreements, which are described in "Management" and the transactions described below.

1997 RECAPITALIZATION

     On April 18, 1997, we entered into a recapitalization agreement with Kuck Investment Partners, L.P., Lance J. Kuck, Scott M. Kuck, Cornerstone Equity Investors IV, L.P., Prudential Private Equity Investors III, L.P., and P. Jackson Bell, pursuant to which we:

     - in exchange for $28.5 million in cash, issued to P. Jackson Bell 100,000 shares of our common stock and issued to Cornerstone Equity Investors IV, L.P. and Prudential Private Equity Investors III, L.P., an aggregate of 6,900,000 shares of our common stock, 85,000 shares of our Series B redeemable preferred stock and $18.0 million in principal amount of 12% subordinated notes due April 18, 2004, which has since been repaid; and

     - redeemed 90 shares of common stock from Kuck Investment Partners, L.P., Lance L. Kuck and Scott M. Kuck in exchange for an aggregate of $27.0 million cash, $3.0 million principal amount of our holdback notes, which have since been repaid, and 160,000 shares of our Series A convertible preferred stock, which will automatically convert into 2,000,000 shares of our common stock immediately prior to the consummation of this offering.

     In connection with the recapitalization, we also:

     - cancelled the 10 shares of common stock held by Kuck Investment Partners, L.P. and issued Kuck Investment Partners, L.P. a certificate for 1,000,000 shares of common stock;

     - arranged a senior credit facility with IBJ Schroder Bank & Trust Company, as lender and agent, in an aggregate principal amount of $30.0 million, including a $10.0 million term loan; and

     - paid in full the amount of $6,390,317 owing on a revolving loan agreement with Norwest Bank Nebraska, N.A., dated as of August 28, 1992.

COMMON STOCK

     Pursuant to the recapitalization agreement, we issued and sold a total of 7,000,000 shares of our common stock at a purchase price of $0.29 per share. All 7,000,000 shares of common stock were issued and sold to the following executive officers, directors and greater than 5% shareholders of Centurion and persons affiliated with them, for a total purchase price of approximately $2,030,000 million:

                                                              NUMBER OF
PURCHASER                                                      SHARES
---------                                                     ---------
Cornerstone Equity Investors IV, L.P........................  4,916,250
Prudential Private Equity Investors III, L.P................  1,983,750
P. Jackson Bell.............................................    100,000

     In connection with the recapitalization, we also issued 1,000,000 shares of our common stock to Kuck Investment Partners, L.P. in exchange for the cancellation of 10 shares of common stock.

SERIES A PREFERRED

     Pursuant to the recapitalization agreement, we issued a total of 160,000 shares of Series A convertible preferred stock, as well as cash and holdback notes, in exchange for 90 shares of redeemed common stock.

Of the 160,000 shares of Series A convertible preferred stock that we issued, all were issued to the following executive officers, directors and greater than 5% shareholders of Centurion and persons affiliated with them:

                                                               NUMBER
STOCKHOLDER                                                   OF SHARES
-----------                                                   ---------
Kuck Investment Partners, L.P...............................   142,208
Lance J. Kuck...............................................     8,896
Scott M. Kuck...............................................     8,896

     Lance J. Kuck and Scott M. Kuck are the sons of Gary and Susan Kuck.

     Each share of Series A preferred stock outstanding will automatically convert into 12.5 shares of our common stock, for an aggregate of 2,000,000 shares, immediately prior to the consummation of this offering.

SERIES B PREFERRED

     Pursuant to the recapitalization agreement, we issued and sold a total of 85,000 shares of Series B redeemable preferred stock at a purchase price of $100.00 per share. All 85,000 shares of Series B redeemable preferred stock were issued and sold to the following executive officers, directors and greater than 5% shareholders of Centurion and persons affiliated with them, for a total purchase price of $8,500,000:

                                                               NUMBER
PURCHASER                                                     OF SHARES
---------                                                     ---------
Cornerstone Equity Investors IV, L.P........................  60,562.5
Prudential Private Equity Investors III, L.P................  24,437.5

1998 REFINANCING

     On December 30, 1998, in order to refinance our senior and subordinated debt, we entered into a $42.0 million Revolving Credit, Term Loan and Security Agreement with PNC Bank, National Association, as lender and agent and various other financial institutions, as lenders, pursuant to which we:

     - received a $12,857,140 term facility, a $12,857,140 revolving credit facility, and a $1,285,714 equipment line of credit from PNC Bank, National Association to be paid over five years;

     - received a $7,142,860 term facility, a $7,142,860 revolving credit facility, and a $714,286 equipment line of credit from IBJ Schroder Business Credit Corporation to be paid over five years;

     - paid in full to Cornerstone Equity Investors IV, L.P. and Prudential Equity Investors III, L.P. the aggregate amount of $18.0 million, plus accrued interest, of the $18.0 million in principal amount of 12% subordinated notes due April 18, 2004;

     - prepaid to Kuck Investment Partners, L.P., Lance J. Kuck, and Scott M. Kuck the aggregate amount of $750,000, plus accrued interest, owing on the $3.0 million in principal amount of the promissory notes, issued on April 18, 1997;

     - declared and paid a dividend on our Series B redeemable preferred stock in the aggregate amount of $1,726,456 to Cornerstone Equity Investors IV, L.P. and Prudential Equity Investors III, L.P.; and

     - paid a $240,000 transaction fee to Cornerstone Equity Investors L.L.C.

SERIES C FINANCING

     On September 6, 2000, we issued and sold a total of 1,444,042 shares of Series C convertible preferred stock at a purchase price of $13.85 per share. Each share of Series C preferred stock outstanding will automatically convert into one share of our common stock immediately prior to the consummation of this offering. Of the 1,444,042 shares of Series C convertible preferred stock that we issued and sold, a total of 1,422,382 shares were issued and sold to the following executive officers, directors and greater than 5% shareholders of Centurion and persons affiliated with them, for a total purchase price of approximately $20.0 million:

                                                               NUMBER
PURCHASER                                                     OF SHARES
---------                                                     ---------
Cornerstone Equity Investors IV, L.P........................   475,857
Prudential Private Equity Investors III, L.P................   192,013
Kuck Investment Partners, L.P...............................    72,202
State of Wisconsin Investment Board.........................   667,870
P. Jackson Bell.............................................     7,220
Behlman Family Revocable Trust..............................     7,220

     John Downer, Robert Getz and Mark Rossi, who each serve on our board of directors, are each managing directors of Cornerstone Equity Investors, LLC, which is the managing general partner of Cornerstone Equity Investors IV, L.P. and the investment advisor of Prudential Private Equity Investors III, L.P. Gary and Susan Kuck, who each serve as a director and executive officer of Centurion, are the general partners of Kuck Investment Partners, L.P. Robert Behlman, who serves on our board of directors, is the trustee of the Behlman Family Revocable Trust.

     Pursuant to our Amended and Restated Stockholders Agreement, which will terminate upon the consummation of this offering, Cornerstone Equity Investors IV, L.P. had the right to elect three directors on our board of directors and Kuck Investment Partners, L.P. had the right to elect two directors on our board of directors.

REGISTRATION RIGHTS AGREEMENT

     In connection with the Series C financing, we entered into an amended and restated registration rights agreement with Cornerstone Equity Investors IV, L.P., Prudential Private Equity Investors III, L.P., Kuck Investment Partners, L.P., Randolph Street Partners III, K&E Investment Partners, LLC-2000DIF, P. Jackson Bell, Behlman Family Revocable Trust and the State of Wisconsin Investment Board, which amended and restated the registration rights agreement entered into in connection with the 1997 Recapitalization. The amended and restated registration rights agreement, provides for demand registration rights to cause us to register under the Securities Act of 1933 all or part of the shares of our stock held by them, as well as piggyback registration rights. Specifically, the registration rights agreement provides that:

     - Cornerstone Equity Investors IV, L.P. and Prudential Private Equity Investors III, L.P. may cause us to effect, at our expense, up to five long-form demand registrations, Kuck Investment Partners, L.P. may cause us to effect, at our expense, three long-form demand registrations, the State of Wisconsin Investment Board may cause us to effect, at our expense, one long-form demand registration and a majority of the holders of Series C shares may cause us to effect, at our expense, one long-form demand registration;

     - each party to the registration rights agreement may cause us to effect, at our expense, unlimited short-form registrations; and

     - each party to the registration rights agreement may request that their eligible stock be included whenever we register any of our securities under the Securities Act of 1933, with specified exceptions.

     We have agreed to indemnify these stockholders in connection with these registrations.

     Each person or entity that is a party to the registration rights agreement has agreed not to exercise their demand registration rights until at least 180 days after this offering and have waived their piggyback registration rights in connection with this offering.

OPTION ISSUANCES

     We have granted options to our executive officers and directors. See "Management -- Executive Compensation," "-- 1997 Stock Option Plan" and "-- Principal Stockholders" for more information regarding issued options.

EMPLOYMENT AGREEMENTS

     We have entered into letter agreements with Donald C. Naab, our Chief Operating Officer, and Yenho K. Tree, our Managing Director - Asia Pacific, regarding the terms of their employment. See "Management -- Employment Agreements" for more information on the terms of these agreements.

INTEREST OF EXPERTS

     Randolph Street Partners III and K&E Investment Partners, LLC-2000DIF, entities controlled by partners at Kirkland & Ellis, collectively own 21,660 shares of Series C convertible preferred stock acquired in our Series C Financing. Kirkland & Ellis has provided legal services to us, including services in connection with this offering, and to Cornerstone Equity Investors from time to time and may continue to do so in the future.

MISCELLANEOUS

     In 1997, we purchased approximately $842,000 of materials and tooling from Furnel, Inc., a molding company owned by Gary L. Kuck, our President and Chief Executive Officer. In 1998, our purchases from Furnel decreased to approximately $101,000. We have not made any material purchases from Furnel since that time.

FUTURE AGREEMENTS

     We intend that all future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of September 22, 2000, and as adjusted to reflect the sale of common stock in this offering, by (i) each stockholder known by us to own beneficially more than 5% of the common stock,
(ii) each of the named executive officers, (iii) each of our directors, and (iv) all of our directors and executive officers as a group. The table below assumes no exercise of Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 22, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below (i) the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable and (ii) the address of each of the individuals listed in the table is Centurion Wireless Technologies, Inc., 3425 North 44th Street, Lincoln, Nebraska 68504. As of September 22, 2000, there were 11,858,099 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon closing of this offering.

                                                                 SHARES           PERCENT OF SHARES
                                                           BENEFICIALLY OWNED     BENEFICIALLY OWNED
                                                           PRIOR TO OFFERING     --------------------
                                                           ------------------    PRIOR TO     AFTER
                                                                 NUMBER          OFFERING    OFFERING
                                                           ------------------    --------    --------
Cornerstone Equity Investors, LLC(1).....................       7,644,793         64.5 %           %
  717 Fifth Avenue, Suite 1100
  New York, New York 10022
John A. Downer(2)........................................       7,644,793         64.5
Robert H. Getz(2)........................................       7,644,793         64.5
Mark Rossi(2)............................................       7,644,793         64.5
Cornerstone Equity Investors IV, L.P.....................       5,446,900         46.0
  717 Fifth Avenue, Suite 1100
  New York, New York 10022
Kuck Investment Partners, L.P............................       2,878,019         24.3
Gary L. Kuck(3)..........................................       2,878,019         24.3
Susan J. Kuck(3).........................................       2,878,019         24.3
Prudential Private Equity Investors III, L.P. ...........       2,197,893         18.5
  c/o Cornerstone Equity Investors, LLC
  717 Fifth Avenue, Suite 1100
  New York, New York 10022
State of Wisconsin Investment Board......................         744,793         6.3
  121 East Wilson Street
  Madison, Wisconsin 53702
William E. Campbell(4)...................................           9,375          *
Thomas C. Cochran(5).....................................          87,500          *
Yenho K. Tree............................................               0          *
Robert G. Behlman(6).....................................          22,605          *
P. Jackson Bell..........................................         107,220          *
All directors and executive officers as a group (13
  persons) (7)...........................................      10,728,822         89.1

------------
 * Less than 1% of the outstanding shares of common stock.

(1) Includes 5,446,900 shares of common stock held by Cornerstone Equity Investors IV, L.P. and 2,197,893 shares of common stock held by Prudential Private Equity Investors III, L.P. over which Cornerstone Equity, LLC has voting and investment discretion as general manager of Cornerstone Equity Investors IV, L.P. and as investment manager of Prudential Private Equity Investors III, L.P.

(2) Includes 5,446,900 shares of common stock held by Cornerstone Equity Investors IV, L.P. and 2,197,893 shares of common stock held by Prudential Private Equity Investors III, L.P. over which Cornerstone Equity, LLC has voting and investment discretion as general manager of Cornerstone Equity Investors IV, L.P. and as investment manager of Prudential Private Equity Investors III, L.P. Messrs. Downer, Getz and Rossi are each Managing Directors of Cornerstone Equity Investors, LLC.

(3) Includes 2,878,019 shares of common stock held by Kuck Investment Partners, L.P., over which Mr. Kuck and Mrs. Kuck each have voting and investment discretion as general partners of the limited partnership.

(4) Includes options to purchase 9,375 shares of common stock.

(5) Includes options to purchase 87,500 shares of common stock.

(6) Includes 22,605 shares of common stock held by the Behlman Family Revocable Trust over which Mr. Behlman has investment and voting discretion as trustee.

(7) Includes options to purchase 190,625 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of the offering we are authorized to issue           shares
of common stock, $0.01 par value, and 1,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of September 22, 2000, there were 11,858,099 shares of common stock outstanding which were held of record by 10 stockholders, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon closing of this offering.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of Centurion, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 1,000,000 shares of preferred stock, $0.01 par value per share, in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or discourage others from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Subject to limitations contained in the Amended and Restated Registration Rights Agreement, dated September 6, 2000, between us and the holders of 11,858,099 shares of common stock, at any time beginning 180 days after the date of this Prospectus, these holders may require that we use our best efforts to register up to 11,526,107 of their shares of common stock for public resale. In addition, if we register any of our securities either for our own account or for the account of other security holders, the holders of 11,858,099 shares of common stock are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Furthermore, the holders of 11,858,099 shares of common stock may also require us to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us. All registration expenses must be borne by us and all selling expenses relating to registrable securities must be borne by the holders of the securities being registered.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection from our potential ability to negotiate with the proponent of an unfriendly or unsolicited offer to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is
                    .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have          shares of our
common stock outstanding. If the underwriters exercise their over-allotment
option, we will have a total of          shares of our common stock outstanding.
Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 11,858,099 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Subject to such restrictions and applicable law, the holders of 10,197,450 shares of common stock will be free to sell any and all shares of common stock that they beneficially own at various times commencing 180 days after the date of this prospectus. The holders of 1,660,649 shares of common stock will be free to sell any shares of common stock they beneficially own in September 2001.

     We cannot make any predictions as to the number of shares that may be sold in the future or the effect, if any, that sales of these shares, or the availability of these shares for future sale, will have on the prevailing market prices of our common stock. Sales of a significant number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future.

LOCK-UP AGREEMENTS

     We, our officers and directors and holders of 5% or more of our common stock have agreed that, subject to limited exceptions, we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Banc of America Securities LLC. Banc of America Securities LLC may release all or a portion of the shares subject to this lockup agreement at any time without prior notice.

RULE 144

     In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Banc of America Securities LLC.

     We intend to file a Registration Statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of June 30, 2000, options to purchase a total 520,000 shares were outstanding and 930,000 shares were reserved for future issuance under our stock plans. Common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates is available for immediate resale in the open market.

REGISTRATION RIGHTS

     Beginning six months after the date of this offering, holders of 11,526,107 shares of common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of 11,858,099 shares of common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Description of Capital
Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc. and C.E. Unterberg, Towbin are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Banc of America Securities LLC..............................
Chase Securities Inc. ......................................
U.S. Bancorp Piper Jaffray Inc. ............................
C.E. Unterberg, Towbin......................................
                                                              --------

          Total.............................................
                                                              ========

     The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $     per share. The underwriters
also may allow, and any other dealers may reallow, a concession of not more than
$     per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of our common stock by the underwriters; and

     - the right to reject orders in whole or in part.

     We have granted an option to the underwriters to buy up to additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

     We, the holders of our common stock, and our officers and directors have entered into lock-up agreements with the underwriters. Under those agreements, we and those holders of stock and options may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

     We have applied to have our shares of common stock approved for listing on the Nasdaq National Market under the symbol "CNTN."

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

     - short sales;

     - stabilizing transactions; and

     - purchases to cover positions created by short sales.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

     - over-allotment;

     - stabilization;

     - syndicate covering transactions; and

     - imposition of penalty bids.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. Among the factors to be considered in such negotiations are:

     - our history and prospects, and the history and prospectus of the industry in which we compete;

     - our past and present financial performance;

     - an assessment of our management;

     - the present state of our development;

     - our prospects for future earnings;

     - the prevailing market conditions of the applicable U.S. securities market at the time of this offer;

     - market valuations of publicly traded companies that we and the representatives believe to be comparable to us; and

     - other factors deemed relevant.

     The underwriters have reserved up to          shares of the common stock
sold in this offering for sale to certain of our employees, directors, and friends at the initial public offering price set forth on the cover page of this prospectus. Such persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent such persons purchase these reserved shares.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis, New York, New York. Certain legal matters will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements and schedule of Centurion Wireless Technologies, Inc. included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock sold in this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Centurion and our common stock, we refer you to the registration statement and to the exhibits and schedules that were filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Upon completion of this offering, Centurion will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................         F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and June 30, 2000 (unaudited).............................         F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999, and the six months ended
  June 30, 1999 (unaudited) and 2000 (unaudited)............         F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 1997, 1998 and 1999, and
  the six months ended June 30, 2000 (unaudited)............         F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999, and the six months ended
  June 30, 1999 (unaudited) and 2000 (unaudited)............         F-6
Notes to Consolidated Financial Statements..................  F-7 - F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Centurion Wireless Technologies, Inc.:

     We have audited the accompanying consolidated balance sheets of Centurion Wireless Technologies, Inc. (a Delaware corporation) (formerly Centurion International, Inc. - a Nebraska corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Wireless Technologies, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Omaha, Nebraska
September 18, 2000

                     CENTURION WIRELESS TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------      JUNE 30,
                                                               1998        1999          2000
                                                              -------    --------    ------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 3,386    $  3,906      $  2,387
  Trade accounts receivable, net of allowances of $184 at
    December 31, 1998 and 1999 and $259 at June 30, 2000....   14,227      16,009        18,469
  Inventories, net..........................................   10,324       9,598        15,883
  Deferred tax assets.......................................      618         412           678
  Prepaid expenses and other................................    2,041       2,160         2,600
                                                              -------    --------      --------
        Total current assets................................   30,596      32,085        40,017
Property, plant and equipment, net:
  Land......................................................      113         113           113
  Buildings and improvements................................    1,088       1,175         1,324
  Machinery and equipment...................................   17,395      20,661        22,124
  Office furniture and equipment............................    1,468       1,689         1,724
                                                              -------    --------      --------
                                                               20,064      23,638        25,285
  Less accumulated depreciation and amortization............    8,546      11,278        12,773
                                                              -------    --------      --------
        Property, plant and equipment, net..................   11,518      12,360        12,512
Restricted cash.............................................    1,523          --            --
Deferred financing costs, net of accumulated amortization of
  $182 and $273 at December 31, 1999, and June 30, 2000,
  respectively..............................................      713         728           637
Intangible assets, net......................................       --       4,120         3,509
Other assets................................................       22          43            33
                                                              -------    --------      --------
                                                              $44,372    $ 49,336      $ 56,708
                                                              =======    ========      ========
                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $13,555    $  9,050      $ 13,027
  Outstanding checks in excess of bank balances.............    2,278       3,158         3,514
  Accounts payable..........................................    6,647      13,316        12,725
  Accrued liabilities.......................................    2,768       3,870         6,326
  Preferred stock dividends payable.........................    1,600         987         2,533
                                                              -------    --------      --------
        Total current liabilities...........................   26,848      30,381        38,125
Long-term debt, less current maturities.....................   17,381      15,735        14,259
Deferred income taxes.......................................      702         870           878
                                                              -------    --------      --------
                                                               18,083      16,605        15,137
Series B redeemable preferred stock, $0.01 par value, net of offering costs of $350, 85,000, 90,000 and 90,000 shares
  authorized, and 85,000, 87,500 and 87,500 shares issued
  and outstanding at December 31, 1998, 1999, and June 30,
  2000, respectively........................................    8,150       8,400         8,400
Putable common stock, $0.01 par value, 197,450 shares issued and outstanding at December 31, 1999, and June 30, 2000,
  respectively..............................................       --       1,750         1,750
                                                              -------    --------      --------
                                                                8,150      10,150        10,150
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, 1,000,000 shares undesignated, no shares
    issued or outstanding...................................       --          --            --
  Series A convertible preferred stock, $0.01 par value,
    160,000 shares authorized, issued and outstanding; net
    of offering costs of $660, at December 31, 1998, and
    1999, and June 30, 2000, respectively...................   15,340      15,340        15,340
  Common stock, $0.01 par value, 10,638,300 authorized;
    8,000,000 shares issued and outstanding at December 31,
    1998, and 1999, and June 30, 2000, respectively, and pro
    forma             authorized and 10,000,000 issued and
    outstanding.............................................       80          80            80
Additional paid-in capital..................................    1,866       1,866         2,182
Accumulated other comprehensive income (loss)...............       --         129          (217)
Deferred compensation.......................................       --          --          (316)
Retained deficit............................................  (25,995)    (25,215)      (23,773)
                                                              -------    --------      --------
        Total stockholders' equity (deficit)................   (8,709)     (7,800)       (6,704)
                                                              -------    --------      --------
                                                              $44,372    $ 49,336      $ 56,708
                                                              =======    ========      ========

          See accompanying notes to consolidated financial statements.

                     CENTURION WIRELESS TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                           SIX MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,                   JUNE 30,
                               -----------------------------------    --------------------------
                                 1997        1998         1999           1999           2000
                               --------    --------    -----------    -----------    -----------
                                                                             (UNAUDITED)
Net sales....................  $105,211    $112,034    $   109,644    $    46,399    $    62,462
Costs and expenses
  Cost of sales..............    85,310      87,142         91,965         39,369         50,578
  Research and development...     2,151       2,634          2,645          1,244          1,394
  Selling, general and
     administrative..........     7,419       9,200         10,485          4,542          5,308
  Amortization of
     intangibles.............        --          --            269             --            269
                               --------    --------    -----------    -----------    -----------
                                 94,880      98,976        105,364         45,155         57,549
                               --------    --------    -----------    -----------    -----------
Income from operations.......    10,331      13,058          4,280          1,244          4,913
Other income (expense):
  Interest and amortization
     expense.................    (2,776)     (3,711)        (2,610)        (1,218)        (1,413)
  Other, net.................       (11)         71            (92)           (25)            56
                               --------    --------    -----------    -----------    -----------
                                 (2,787)     (3,640)        (2,702)        (1,243)        (1,357)
                               --------    --------    -----------    -----------    -----------
Income before income taxes
  and extraordinary item.....     7,544       9,418          1,578              1          3,556
Provision for (benefit from)
  income taxes...............     2,976       2,436           (189)             1            568
                               --------    --------    -----------    -----------    -----------
Income before extraordinary
  item.......................     4,568       6,982          1,767             --          2,988
Extraordinary item, net of
  income tax benefit of
  $473.......................        --         917             --             --             --
                               --------    --------    -----------    -----------    -----------
Net income...................     4,568       6,065          1,767             --          2,988
Dividends on preferred
  stock......................     1,504       2,640            987            476          1,546
                               --------    --------    -----------    -----------    -----------
Net income (loss) available
  for common shares:.........  $  3,064    $  3,425    $       780    $      (476)   $     1,442
                               ========    ========    ===========    ===========    ===========
Net income (loss) per share
  available for common
  shares:
  Basic......................  $   0.38    $   0.43    $      0.10    $     (0.06)   $      0.18
  Diluted....................  $   0.38    $   0.42    $      0.07    $     (0.06)   $      0.17
Weighted average shares used
  in computation:
  Basic......................  8,000,000   8,000,000     8,097,000      8,000,000      8,197,000
  Diluted....................  8,112,000   8,232,000    10,405,000      8,000,000      8,585,000
Pro forma net income (loss)
  per share available for
  common shares:
  Basic............................................    $      0.12    $     (0.01)   $      0.24
  Diluted..........................................    $      0.12    $     (0.01)   $      0.23
Pro forma weighted average
  shares used in computation:
  Basic............................................     11,758,000     11,661,000     11,858,000
  Diluted..........................................     12,066,000     11,661,000     12,246,000

          See accompanying notes to consolidated financial statements.

                     CENTURION WIRELESS TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                              SERIES A                                         ACCUMULATED
                             CONVERTIBLE     COMMON              ADDITIONAL       OTHER                      RETAINED
                              PREFERRED      STOCK      COMMON    PAID-IN     COMPREHENSIVE     DEFERRED     EARNINGS
                                STOCK        SHARES     STOCK     CAPITAL     INCOME (LOSS)   COMPENSATION   (DEFICIT)    TOTAL
                             -----------   ----------   ------   ----------   -------------   ------------   ---------   --------
BALANCE, JANUARY 1, 1997...    $    --            100    $ 10      $    5         $  --          $  --       $ 14,542    $ 14,557
  Distribution to common
    stockholders...........         --             --      --          --            --             --         (1,041)     (1,041)
  Repurchase and retirement
    of common stock........         --           (100)    (10)         (5)           --             --        (45,985)    (46,000)
  Issuance of common
    stock..................         --      8,000,000      80       1,866            --             --             --       1,946
  Issuance of Series A
    convertible preferred
    stock..................     15,340             --      --          --            --             --             --      15,340
  Net income...............         --             --      --          --            --             --          4,568       4,568
  Dividends declared on
    preferred stock........         --             --      --          --            --             --         (1,504)     (1,504)
                               -------     ----------    ----      ------         -----          -----       --------    --------
BALANCE, DECEMBER 31,
  1997.....................     15,340      8,000,000      80       1,866            --             --        (29,420)    (12,134)
  Net income...............         --             --      --          --            --             --          6,065       6,065
  Dividends declared on
    preferred stock........         --             --      --          --            --             --         (2,640)     (2,640)
                               -------     ----------    ----      ------         -----          -----       --------    --------
BALANCE, DECEMBER 31,
  1998.....................     15,340      8,000,000      80       1,866            --             --        (25,995)     (8,709)
  Comprehensive income:
    Net income.............         --             --      --          --            --             --          1,767       1,767
    Foreign currency
      translation
      adjustment...........         --             --      --          --           129             --             --         129
                               -------     ----------    ----      ------         -----          -----       --------    --------
         Total
           comprehensive
           income..........                                                                                                 1,896
  Dividends declared on
    preferred stock........         --             --      --          --            --             --           (987)       (987)
                               -------     ----------    ----      ------         -----          -----       --------    --------
BALANCE, DECEMBER 31,
  1999.....................     15,340      8,000,000      80       1,866           129             --        (25,215)     (7,800)
  Deferred compensation
    (unaudited)............         --             --      --         316            --           (316)            --          --
  Comprehensive income:
    Net income
      (unaudited)..........         --             --      --          --            --             --          2,988       2,988
    Foreign currency
      translation
      adjustment
      (unaudited)..........         --             --      --          --          (346)            --             --        (346)
                               -------     ----------    ----      ------         -----          -----       --------    --------
         Total
           comprehensive
           income..........                                                                                                 2,642
  Dividends declared on
    preferred stock
    (unaudited)............         --             --      --          --            --             --         (1,546)     (1,546)
                               -------     ----------    ----      ------         -----          -----       --------    --------
BALANCE, JUNE 30, 2000
  (UNAUDITED)..............    $15,340      8,000,000    $ 80      $2,182         $(217)         $(316)      $(23,773)   $ (6,704)
                               =======     ==========    ====      ======         =====          =====       ========    ========

          See accompanying notes to consolidated financial statements.

                     CENTURION WIRELESS TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  SIX MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,             JUNE 30,
                                                              -------------------------------    ------------------
                                                                1997        1998       1999       1999       2000
                                                              --------    --------    -------    -------    -------
                                                                                                    (UNAUDITED)
Cash Flows From Operating Activities:
  Net income................................................  $  4,568    $  6,065    $ 1,767    $    --    $ 2,988
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................     1,765       2,648      3,184      1,388      1,840
    Reserve for inventory obsolescence......................       510        (916)      (444)       210        572
    Deferred income taxes...................................       (10)        415        374         --       (258)
    Loss on disposal of property and equipment..............         3          17         --         --         --
    Extraordinary item......................................        --       1,390         --         --         --
    Change in operating assets and liabilities:
      Receivables...........................................       288      (4,313)    (1,782)      (780)    (2,460)
      Inventories...........................................    (3,809)      4,523      1,354     (2,232)    (6,857)
      Prepaid expenses and other............................      (361)     (1,491)       255        627       (440)
      Federal tax deposit...................................     1,042          --         --         --         --
      Outstanding checks in excess of bank balances.........     1,802          (3)       880       (152)       356
      Accounts payable......................................    (1,431)      1,249      6,669     10,726       (591)
      Accrued liabilities...................................         4         754        292      2,060      2,456
      Other, net............................................       (85)          2         (1)      (190)        21
                                                              --------    --------    -------    -------    -------
         Net cash provided by (used in) operating
           activities.......................................     4,286      10,340     12,548     11,657     (2,373)
                                                              --------    --------    -------    -------    -------
Cash Flows From Investing Activities:
  Purchases of property and equipment.......................    (4,570)     (3,336)    (2,879)    (1,116)    (1,647)
  Change in restricted cash.................................    (3,000)      1,562      1,523      1,523         --
  Acquisition of business, net of cash acquired.............        --          --     (5,157)        --         --
  Proceeds from disposal of property and equipment..........         8          --         --         --         --
                                                              --------    --------    -------    -------    -------
         Net cash provided by (used in) investing
           activities.......................................    (7,562)     (1,774)    (6,513)       407     (1,647)
                                                              --------    --------    -------    -------    -------
Cash Flows From Financing Activities:
  Net change in revolving note..............................    (1,407)      6,294     (1,599)    (4,329)     3,977
  Proceeds from term loan...................................    10,000      20,000         --         --         --
  Principal payment on term loan............................    (1,527)     (9,167)    (2,619)    (1,191)    (1,476)
  Proceeds from (repayments on) subordinated notes..........    18,000     (18,000)        --         --         --
  Issuance of common stock..................................     1,946          --      1,750         --         --
  Issuance of Series B redeemable preferred stock...........     8,150          --        250         --         --
  Repurchase and retirement of common stock.................   (27,000)         --         --         --         --
  Distribution to common stockholders.......................    (1,041)         --         --         --         --
  Distributions to preferred stockholders...................      (701)     (2,544)    (1,600)    (1,600)        --
  Deferred financing costs incurred.........................    (2,102)       (713)      (197)        --         --
  Issuance costs of Series A convertible preferred stock....      (660)         --         --         --         --
  Principal payment on promissory notes.....................        --      (1,500)    (1,500)    (1,500)        --
                                                              --------    --------    -------    -------    -------
         Net cash provided by (used in) financing
           activities.......................................     3,658      (5,630)    (5,515)    (8,620)     2,501
                                                              --------    --------    -------    -------    -------
Net change in cash and cash equivalents.....................       382       2,936        520      3,444     (1,519)
Cash and cash equivalents, beginning of period..............        68         450      3,386      3,386      3,906
                                                              --------    --------    -------    -------    -------
Cash and cash equivalents, end of period....................  $    450    $  3,386    $ 3,906    $ 6,830    $ 2,387
                                                              ========    ========    =======    =======    =======
Supplemental disclosures of cash flow information:
  Cash paid for interest....................................  $  2,272    $  3,289    $ 2,236    $   915    $ 1,288
  Cash paid (received) for taxes............................     3,850       2,730     (1,428)    (1,478)       681
Supplemental disclosures of noncash financing activities:
  Issuance of Series A convertible preferred stock for
    common stock............................................    15,340          --         --         --         --
  Issuance of promissory notes for common stock.............     3,000          --         --         --         --
  Debt conversion from credit facility to equipment line of
    credit..................................................        --          --      1,306         --         --

          See accompanying notes to consolidated financial statements.

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CENTURION WIRELESS TECHNOLOGIES

     BUSINESS ACTIVITY. We manufacture and market custom-designed antenna and power products for use in wireless handsets, wireless data devices and wireless networks. Our customers include wireless handset and device manufacturers and wireless networking companies, located in North America, Latin America, Europe and the Asia Pacific region. We grant credit to customers throughout the world. We maintain manufacturing facilities in the United States, China, Malaysia, Mexico and the United Kingdom. In March 1999, we incorporated a maquiladora in Tijuana, Baja California (B.C.) Mexico under the name Centurion International Mexico, S.A. de C.V. (CiMex) which allows CiMex to import into Mexico on a duty free basis, machinery, equipment, replacement parts, raw materials and other items needed for the assembly or manufacture of finished goods for subsequent export. CiMex assembles power products and antenna subassemblies for us. In February 2000, we incorporated a subsidiary under the name Centurion Wireless Components (M) Sdn. Bhd. in Penang, Malaysia. Centurion Wireless Components operates a facility that manufactures antennas and batteries. We also have subsidiaries in China and the United Kingdom and maintain sales offices in the United States, China, the United Kingdom and Korea.

     RECAPITALIZATION. On April 18, 1997, we executed a Recapitalization Agreement (the Agreement). Under the Agreement, we agreed to redeem all of the $100 par value common stock outstanding at the time in return for $27.0 million in cash, 1,000,000 shares of newly issued $0.01 par value common stock, 160,000 shares of newly issued Series A convertible preferred stock with a stated value of $16.0 million, and a $3.0 million promissory note.

     In addition, we issued 7,000,000 shares of the $0.01 par value common stock, 85,000 shares of newly issued Series B preferred stock with a stated value of $8.5 million and $18.0 million of subordinated notes. We also negotiated a senior credit facility in an aggregate principal amount of $30.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries (Centurion Electronics (Shanghai), Ltd., Centurion Wireless Components (M) Sdn. Bhd., Centurion International Mexico, S.A. de C.V. and Centurion International Ltd.). All material intercompany accounts and balances have been eliminated.

     UNAUDITED INTERIM RESULTS. The accompanying consolidated balance sheet as of June 30, 2000, the consolidated statements of operations and cash flows for the six months ended June 30, 1999 and June 30, 2000 and the consolidated statement of stockholders' equity (deficit) for the six months ended June 30, 2000 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of June 30, 2000, and our results of operations and cash flows for the six months ended June 30, 1999 and 2000. The financial data and information disclosed in the notes to the consolidated financial statements related to these periods are also unaudited. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the year ended December 31, 2000.

     USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may, in some instances, differ from previously estimated amounts.

     REVENUE RECOGNITION. Revenues from product sales are recognized upon the later of transfer of title or upon shipment of the product to the customer. Our customers include manufacturers of wireless handsets, wireless data devices, Bluetooth devices, Telemetry and Telematics applications, and in-building antenna

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES systems. In conjunction with an agreement with a significant customer, we maintain some finished goods inventory at the customer's facility. Under this agreement, we recognize revenue at the date the title of the product transfers, which according to the agreement is the earlier of the date the product is pulled by the customer or thirty days after the product arrives at the customer's facility.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our revenue recognition policies are in accordance with the provisions of SAB No. 101.

     CASH AND CASH EQUIVALENTS. We consider highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We also maintain working capital in foreign locations that may be subject to exchange control regulations. Such funds are used for general business purposes in the countries in which they are located.

     INVENTORIES. We value inventories at the lower of cost (first-in, first-out (FIFO)) or market. We provide reserves against inventories which we believe to be excessive, slow moving or obsolete to state such inventories at the estimated net realizable value. Inventories consist of the following:

                                                         DECEMBER 31,
                                                       -----------------      JUNE 30,
                                                        1998       1999         2000
                                                       -------    ------    ------------
                                                        (IN THOUSANDS)      (UNAUDITED)
Raw materials........................................  $ 7,289    $6,533      $10,661
Work in process......................................      522       705          933
Finished goods.......................................    3,457     2,860        5,361
Less: Reserve for obsolescence.......................     (944)     (500)      (1,072)
                                                       -------    ------      -------
                                                       $10,324    $9,598      $15,883
                                                       =======    ======      =======

     PROPERTY, PLANT AND EQUIPMENT AND RELATED DEPRECIATION. Property, plant and equipment is recorded at cost. Improvements that substantially increase an asset's capacity or alter its capabilities are capitalized. Depreciation and amortization on property, plant and equipment is provided for in amounts sufficient to relate the cost of depreciable assets to their intended operations over their estimated service lives. Estimated lives are 15 to 40 years for buildings and improvements and two to 10 years for machinery and equipment and office furniture and equipment. Assets acquired prior to January 1, 1995 are depreciated using straight-line and accelerated methods. Effective January 1, 1995, we changed to the straight-line method for newly acquired assets. Depreciation expense was $1,467,000, $2,226,000 and $2,732,000 during the years ended December 31, 1997, 1998 and 1999, respectively and $1,307,000 (unaudited) and $1,495,000 (unaudited) for the six months ended June 30, 1999 and 2000, respectively.

     We capitalize tooling and mold costs that have useful lives greater than one year and depreciate such assets over three years. Tooling and mold costs capitalized during the years ended December 31, 1997, 1998 and 1999, and the six months ended June 30, 2000 were $392,000, $219,000, $646,000, and $106,000
(unaudited), respectively. Our expenses included all replacement mold cavities and inserts and tooling refurbishment expenditures.

     INTANGIBLE ASSETS. Intangible assets consist primarily of goodwill related to the acquisition of the portable antenna division of Sigma Wireless Technologies during 1999 (see Note 3). Goodwill, representing the excess of cost over the fair value of individual net assets acquired in the acquisition, is being amortized using the straight-line method over 10 years. Amortization expense for intangible assets was $269,000 for the year ended December 31, 1999 and $269,000 (unaudited) for the six months ended June 30, 2000.

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

     LONG-LIVED ASSETS. At each balance sheet date, we evaluate whether events or changes in circumstance have occurred that indicate the carrying value of our long-lived assets, goodwill, and identifiable intangibles may not be recoverable. If such events or changes in circumstances are deemed to have occurred, we estimate the future cash flows related to the assets and compare the sum of the expected future cash flows (undiscounted and without interest charges) to the carrying amount of the assets to determine if there has been an impairment. If an impairment has occurred, we will write the assets down to their estimated fair value. The estimated fair value of the assets is typically calculated using the present value of estimated expected future cash flow using a discount rate commensurate with the risks involved.

     RESEARCH AND DEVELOPMENT COSTS. In accordance with Statement of Financial Accounting Standards (SFAS) No. 2, "Accounting for Research and Development Costs," research and development costs are expensed as incurred.

     INCOME TAXES. We use the asset and liability approach for financial accounting and reporting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this approach, deferred income tax assets and liabilities are recognized for the expected future tax effects of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities (see Note 6).

     STOCK-BASED COMPENSATION. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we account for the cost of stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we disclose the pro forma effect on net income and related per share amounts as if the fair-value method prescribed by SFAS No. 123 had been used to account for our stock-based employee compensation (see Note 13).

     EARNINGS PER SHARE AVAILABLE FOR COMMON SHARES. SFAS No. 128, "Earnings Per Share," requires companies to compute basic and diluted per share data for all periods for which a statement of operations is presented. Basic net income
(loss) per share is computed by dividing the net income available for common shares by the weighted average number of common shares that were outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive securities that were outstanding for the periods presented. Potentially dilutive securities consist of options and convertible preferred stock. See Notes 14 and 15 for the reconciliation of the numerator and denominator used in the calculation of our historical and pro forma basic and diluted net income (loss) per share available for common shares.

     DEFERRED FINANCING COSTS. Deferred financing costs were incurred in 1998 and 1999 related to the December 31, 1998 refinancing. These costs were capitalized and are being amortized over the term of the new facility using the effective interest method. As a result of the facility refinancing, the unamortized deferred financing costs of $1,390,000 incurred on the April 1997 senior credit facility were charged to expense during 1998. The resulting charge was reported, net of the tax benefit of $473,000, as an extraordinary item of $917,000. Amortization of deferred financing costs for the periods presented in the accompanying consolidated statement of operations is included in interest expense.

     FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION. The cash flows and financing activities of our Mexican subsidiary are primarily denominated in U.S. dollars. Accordingly, this subsidiary uses the U.S. dollar as its functional currency and transaction gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence.

     Our foreign subsidiaries (Centurion Electronics (Shanghai), Ltd., Centurion Wireless Components and Centurion International, Ltd. use local currencies as their functional currency. Assets and liabilities have been translated to U.S. dollars at the exchange rates in effect at the balance sheet date. Revenue and expense items have been translated at exchange rates that approximate the average of the rates prevailing during each year.

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

Translation adjustments are reported as a separate component of comprehensive income (loss) in our consolidated statements of stockholders' equity (deficit). Net foreign currency transaction gains and losses during 1997, 1998 and 1999 and the six months ended June 30, 1999 (unaudited) and June 30, 2000 (unaudited) were not material.

     FINANCIAL INSTRUMENTS WITH MARKET RISK AND CONCENTRATIONS OF CREDIT
RISK. Financial instruments which potentially subject us to concentrations of credit risk consist principally of trade receivables. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses which, when incurred, have been within the range of management's expectations. We also maintain working capital in foreign locations that may be subject to exchange control regulations. Such funds are used for general business purposes in the countries in which they are located.

     FINANCIAL INSTRUMENTS. Our balance sheet financial instruments as of December 31, 1998 and 1999 and June 30, 2000 (unaudited) include cash and cash equivalents, accounts receivable, accounts payable, and borrowings under our debt agreements. Because of their short maturities, the carrying amounts of cash equivalents, accounts receivable, and accounts payable approximate their fair value. The carrying amounts of our long-term debt (including current maturities) approximate fair value due to their variable interest rates.

     COMPREHENSIVE INCOME. SFAS No. 130, "Comprehensive Income," requires that all items recognized under accounting standards as components of comprehensive income be reported with the same prominence as other financial statements. Accumulated balances of other comprehensive income (loss) consist solely of the balance in cumulative foreign currency translation adjustments as of December 31, 1999 and June 30, 2000 (unaudited). There was no cumulative foreign currency translation adjustment as of December 31, 1998.

     RECENT ACCOUNTING PRONOUCEMENTS. In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1999 issued SFAS No. 137, "Accounting for Derivatives and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" and in June 2000 issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- An Amendment of FASB Statement No. 133." SFAS No. 133 establishes accounting and reporting standards requiring all derivative instruments to be recorded in the balance sheet at their fair values. The statement requires changes in a derivative's fair value to be recognized currently in earnings, except for special qualifying hedges for which gains and losses may offset the hedged item in the statement of operations. We will be required to implement SFAS No. 133, as amended by SFAS No. 137, in fiscal 2001. We do not anticipate that the adoption of SFAS No. 133, as amended by SFAS No. 137, will have a material impact on our financial position or results of operations.

3. ACQUISITION

     On July 5, 1999, we acquired the assets of Sigma's portable antenna division in Dublin, Ireland and the outstanding stock of Sigma Wireless (UK) Limited for a total purchase price of approximately $5.2 million, consisting of approximately $3.2 million in cash, 197,450 shares of our common stock with a stated value of $1,750,000 and 2,500 shares of our Series B redeemable preferred stock with a stated value of $250,000. The common stock was putable by the former owners of Sigma to us at the same price at which the shares were

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES issued. We relocated the operations to Aylesbury Buckinghamshire, United Kingdom. The purchase price was allocated based on the fair values of assets and liabilities as of the date of acquisition as follows:

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
Property and equipment......................................      $  695
Working capital.............................................         309
Intangible and other assets.................................       4,278
Non-current and deferred liabilities........................        (125)
                                                                  ------
          Total purchase price, net of cash acquired........      $5,157
                                                                  ======

     The acquisition was accounted for using the purchase method of accounting, and accordingly, the operations of Sigma have been included in the Company's consolidated results from the date of acquisition. Sigma's results of operations prior to the acquisition were not material.

4. RELATED-PARTY TRANSACTIONS

     Included in the financial statements are the following transactions with companies owned or controlled by our stockholders:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1997      1998      1999
                                                              ------    ------    ------
                                                                    (IN THOUSANDS)
Charges for allocated payroll, rent and miscellaneous
  overhead costs............................................   $ 20      $ --       $--
Purchases of materials and tooling..........................    842       101        19

     In April 1997, we issued $3,000,000 in promissory notes to our former majority stockholders (and current executive management) in conjunction with our recapitalization. The notes were collateralized by $3,000,000 in restricted cash. The notes included interest expense equal to the interest we earned on the cash held as security. We paid $1,500,000 of principal on the notes in 1998 and the remaining principal balance in 1999.

     In connection with our 1998 refinancing, we paid $240,000 to Cornerstone Equity Investors, L.L.C., the general partner of our majority stockholder, Cornerstone Equity Investors IV, L.P. The fee was capitalized as deferred financing costs.

5. INDEBTEDNESS

     Debt consists of the following:

                                                          DECEMBER 31,
                                                       ------------------     JUNE 30,
                                                        1998       1999         2000
                                                       -------    -------    -----------
                                                                             (UNAUDITED)
                                                                (IN THOUSANDS)
Revolving credit facility............................  $ 9,436    $ 6,098     $ 10,075
Term facility........................................   20,000     17,381       15,952
Equipment line of credit.............................       --      1,306        1,259
Promissory notes.....................................    1,500         --           --
                                                       -------    -------     --------
          Total long-term debt.......................   30,936     24,785       27,286
Less current maturities..............................  (13,555)    (9,050)     (13,027)
                                                       -------    -------     --------
       Long-term debt, net of current maturities.....  $17,381    $15,735     $ 14,259
                                                       =======    =======     ========

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

     As of December 31, 1999, long-term debt will mature as follows:

YEAR ENDED                                                        AMOUNT
----------                                                    --------------
                                                              (IN THOUSANDS)
2001........................................................     $ 3,044
2002........................................................       3,044
2003........................................................       9,647
                                                                 -------
                                                                 $15,735
                                                                 =======

     On December 31, 1998, we negotiated a new debt facility in an initial aggregate principal amount of $42,000,000, consisting of a $20,000,000 initial aggregate principal amount revolving credit facility, a $20,000,000 aggregate principal amount term facility and a $2,000,000 initial aggregate equipment line of credit. The aggregate principal amount increased to $45,000,000 during 1999 as a result of additional commitments received on the revolving credit facility increasing the maximum amount to $23,000,000.

     The maximum amount available under the new debt facility is subject to available collateral as defined in the new credit facility agreement. Substantially all of our assets collateralize the amounts due under the senior credit facility. Proceeds from the new debt facility were used to retire outstanding borrowings from the old senior credit facility and subordinated notes.

     The debt facility matures December 2003 and is subject to varying early termination fees ranging from $235,000 to $470,000 if termination occurs prior to January 2001. The revolving credit facility, term facility and equipment line of credit accrue interest either at 2.5 percent above the Eurodollar rate or 0.5 percent above the Alternative Base rate at our option, as defined in the credit facility agreement. The interest rate on the revolving credit facility at December 31, 1999 was 9.0 percent and at June 30, 2000 was 10.0 percent (unaudited). The interest rate on the term facility at December 31, 1999 was
9.25 percent and at June 30, 2000 was 10.25 percent (unaudited). The term facility requires monthly principal payments of $238,000. The equipment line of credit had an interest rate of 9.0 percent at December 31, 1999, and 10.0 percent at June 30, 2000 (unaudited), and requires monthly principal payments of $8,000 through its maturity in December 2003. Availability on the revolving credit facility was approximately $2.6 million and $4.3 million (unaudited) at December 31, 1999 and June 30, 2000, respectively.

     The terms of our financing arrangements contain, among other provisions, limits on capital expenditures and various financial ratios, including debt to equity. Additionally, we are restricted from paying dividends to our common stockholders. At December 31, 1999 and at June 30, 2000 (unaudited), we were in compliance with all loan covenants.

     Promissory notes represent amounts payable to our former majority stockholders. See Note 4 for additional discussion of these notes.

6. INCOME TAXES

     The provisions for income taxes are as follows:

                                                                        SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,         JUNE 30,
                                           -------------------------    ----------------
                                            1997      1998     1999      1999      2000
                                           ------    ------    -----    ------    ------
                                                                          (UNAUDITED)
                                                          (IN THOUSANDS)
Current:
  Federal................................  $2,984    $2,021    $(624)   $(152)    $ 415
  Foreign................................      --        --       61       --       370
                                           ------    ------    -----    -----     -----
          Total current..................   2,984     2,021     (563)    (152)      785

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                                        SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,         JUNE 30,
                                           -------------------------    ----------------
                                            1997      1998     1999      1999      2000
                                           ------    ------    -----    ------    ------
                                                                          (UNAUDITED)
                                                          (IN THOUSANDS)
Deferred:
  Federal................................      (8)      415      374      153      (217)
  Foreign................................      --        --       --       --        --
                                           ------    ------    -----    -----     -----
          Total deferred.................      (8)      415      374      153      (217)
Tax benefit of extraordinary item........      --      (473)      --       --        --
                                           ------    ------    -----    -----     -----
Total provision (benefit)................  $2,976    $1,963    $(189)   $   1     $ 568
                                           ======    ======    =====    =====     =====

     The following is a reconciliation of the statutory federal income tax rate to the consolidated effective tax rate:

                                                          YEARS ENDED         SIX MONTHS
                                                         DECEMBER 31,            ENDED
                                                     ---------------------     JUNE 30,
                                                     1997    1998    1999        2000
                                                     ----    ----    -----    -----------
                                                                              (UNAUDITED)
Statutory federal income tax rate..................  34.0%   34.0%    34.0%       34.0%
International tax rate differences.................   2.8    (7.7)   (52.7)      (20.8)
Nondeductible items................................   1.0     1.0      6.8         2.2
Other, net.........................................   1.6    (1.4)    (0.1)        0.6
                                                     ----    ----    -----       -----
                                                     39.4    25.9    (12.0)       16.0
Extraordinary item.................................    --    (5.1)      --          --
                                                     ----    ----    -----       -----
                                                     39.4%   20.8%   (12.0)%      16.0%
                                                     ====    ====    =====       =====

     The components of our deferred tax assets and liabilities, are as follows:

                                                           DECEMBER 31,
                                                           -------------     JUNE 30,
                                                           1998    1999        2000
                                                           ----    -----    -----------
                                                                            (UNAUDITED)
                                                                  (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable reserves...........................  $ 64    $  63       $  91
  Inventory obsolescence reserve.........................   375      170         375
  Accrued liabilities....................................   179      179         171
  Cumulative translation adjustment......................    --       --          41
                                                           ----    -----       -----
     Total deferred tax assets...........................   618      412         678
                                                           ----    -----       -----
Deferred tax liabilities
  Depreciation...........................................   702      870         878
                                                           ----    -----       -----
     Net deferred tax liabilities........................  $(84)   $(458)      $(200)
                                                           ====    =====       =====

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

     Income (loss) before income taxes and extraordinary item consisted of the following:

                                                YEARS ENDED            SIX MONTHS ENDED
                                                DECEMBER 31,               JUNE 30,
                                         --------------------------    -----------------
                                          1997      1998      1999      1999      2000
                                         ------    ------    ------    ------    -------
                                                         (IN THOUSANDS)   (UNAUDITED)
Domestic operations....................  $8,098    $7,390    $ (770)   $(658)    $  197
Foreign operations.....................    (554)    2,028     2,348      659      3,359
                                         ------    ------    ------    -----     ------
                                         $7,544    $9,418    $1,578    $   1     $3,556
                                         ======    ======    ======    =====     ======

     Taxable income of our Chinese subsidiary is exempt from Chinese income tax in the first two profit-making years and is allowed a 50 percent tax reduction to the statutory rate during the subsequent three years. Beginning in fiscal 2000, it is expected this subsidiary will pay taxes at the reduced statutory tax rate.

7. RETIREMENT PLAN

     We have a defined-contribution/401(k) plan covering substantially all employees. Employees are eligible to participate when they are age 18 or older and have completed at least six months of service, as defined in the plan.

     Profit-sharing contributions to the plan are determined by our Board of Directors, with certain limitations. No discretionary contributions to the profit-sharing plan were made during the years ended December 31, 1997, 1998 and 1999 or the six months ended June 30, 1999 (unaudited) and June 30, 2000 (unaudited). In addition, we contribute an amount equal to 50 percent of the employees 401(k) salary deferral up to a maximum of 3 percent of the employees' annual compensation. Employer matching contributions to the 401(k) plan during the years ended December 31, 1997, 1998 and 1999 totaled $105,000, $139,000 and $161,000, respectively, and for the six months ended June 30, 1999 and 2000, totaled $81,000 (unaudited), and $84,000 (unaudited), respectively.

8. SUPPLIERS AND OTHER RISK FACTORS

     We purchase substantially all of our battery cells, an important component of our battery products, from two suppliers. Although there are a limited number of manufacturers of these battery cells, management believes that other suppliers could provide similar battery cells on comparable terms. A disruption or termination in the relationship with either of these suppliers, however, could cause a delay in manufacturing and a possible loss of battery sales that could materially and adversely affect our financial position and results of operations.

     Certain additional risk factors can materially impact our business, financial condition and results of operations. These risks include disruption of our manufacturing process, inability to increase production capacity, competition, inability to manage our growth, impact of acquisitions, technological developments, loss of key members of management, loss of major customers, inability to protect our intellectual property, third party infringement claims against us, international markets, environmental, and certain industry risks, such as wireless product market deadlines, governmental regulation, or health and safety concerns related to wireless handsets.

9. COMMITMENTS AND CONTINGENCIES

     LEASE OBLIGATIONS. We lease various plant facilities and equipment under non-cancelable operating leases expiring through the year 2003 with certain renewal provisions. Rent expense for these leases during the years ended December 31, 1997, 1998 and 1999 was approximately $317,000, $503,000 and
$667,000, respectively, and $310,000 (unaudited) and $361,000 (unaudited), for the six months ended June 30, 1999 and

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

2000, respectively. The following represents future minimum rental commitments under non-cancelable operating leases at June 30, 2000 (unaudited):

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
2000 (remaining six months).................................       $349
2001........................................................        360
2002........................................................        106
2003........................................................         44
                                                                   ----
                                                                   $859
                                                                   ====

     LEGAL PROCEEDINGS. From time to time, we are subject to lawsuits and claims for various amounts that arise out of the normal course of our business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations.

10. STOCKHOLDERS' EQUITY (DEFICIT)

     In conjunction with the purchase of Sigma (see Note 3), we issued 197,450 shares of common stock at $8.86 per share and 2,500 shares of Series B preferred stock at $100 per share to the former owners of Sigma in exchange for $2,000,000 in cash. The newly issued common stock is attached to a put arrangement which provides that the former owners of Sigma, at their option, could require us to repurchase all or any portion of the common stock held by them for the same price at which the shares were issued.

11. PREFERRED STOCK

     SERIES A. The Series A preferred stock is convertible at the holders' option into 2,000,000 shares of our common stock. The Series A preferred stock accrues dividends based on a prescribed formula which considers, among other things, our earnings before interest, taxes and amortization. In the event certain earnings targets are not achieved, no Series A dividend is payable. If earnings targets are met, the dividend rate will range from a minimum of 7 percent to a maximum of 10 percent. Dividends accrued at December 31, 1998 for the Series A preferred stock (at a rate of 10 percent), totaled $1,600,000. No dividends were accrued for 1999. Dividends accrued at June 30, 2000 for the Series A preferred stock (at a rate of 10 percent), totaled $800,000. During 1998 and 1999, we paid $818,000 and $1,600,000 in dividends, respectively.

     SERIES B. The Series B preferred stock is mandatorily redeemable at the holders' option for the shares' stated value of $100 per share and the amount of any accrued but unpaid dividends in the event of either a fundamental change in ownership or a public offering of our common stock. Dividends on the Series B preferred stock accrue interest at 11% per annum. To the extent we do not meet specific earnings before interest, taxes and amortization targets in any given fiscal year, the Series B dividend rate increases to a rate of up to 15% for the entire subsequent fiscal year. Dividends were accrued at 11% in 1998 and 1999. For the period ended June 30, 2000, dividends of $746,000 (unaudited) were accrued at 15% (unaudited). On December 31, 1998, the entire amount of accrued dividends totaling $1,726,000 were paid. Dividends accrued and unpaid at December 31, 1999 totaled $987,000. Interest accrues on any unpaid dividends at the dividend rate on a quarterly basis.

     SERIES C. See Note 16 for a discussion of our issuance of Series C convertible preferred stock in September 2000.

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

12. SEGMENT REPORTING

     We have adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 requires disclosures of selected information about operating segments and related disclosures about products and services, geographic areas, and major customers. SFAS 131 requires operating segments to be determined based on the way management organizes a company for purposes of making operating decisions and assessing performance. Based on the guidelines of SFAS 131, we have determined that we have two reportable operating segments arising from sales of our two main product groups: antennas and power products.

     We use gross profit as the bases for evaluating product segment performance and for deciding how to allocate resources to the two segments. Our management does not review total assets, depreciation and amortization, or interest expense by operating segment. The accounting policies for reported segments are the same as for Centurion as a whole.

     GEOGRAPHIC INFORMATION. We maintain manufacturing facilities in North America, Asia, and Europe. We use the shipments of products from each location as the basis of attributing sales to individual continents. Intergeographic sales are accounted for based on the estimated fair market value of the products sold. In computing income from operations for foreign subsidiaries, no allocations of corporate expenses have been made. Geographic total asset information is based on the physical location of the assets at the end of each fiscal year including intangibles associated with the Sigma acquisition. Corporate assets are all assets not directly associated with an operating segment and consist primarily of cash and deferred income taxes. Financial information relating to our operations and total assets by geographic area is as follows:

                                                                     SIX MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,             JUNE 30,
                                --------------------------------    ------------------
                                  1997        1998        1999       1999       2000
                                --------    --------    --------    -------    -------
                                                                       (UNAUDITED)
                                                    (IN THOUSANDS)
Net Sales:
  North America...............  $105,231    $104,427    $ 91,938    $42,737    $41,277
  Europe......................        --          --       2,727         --      3,607
  Asia........................     1,154      10,103      16,815      5,150     18,521
  Intergeographic Sales.......    (1,174)     (2,496)     (1,836)    (1,488)      (943)
                                --------    --------    --------    -------    -------
          Total...............  $105,211    $112,034    $109,644    $46,399    $62,462
                                ========    ========    ========    =======    =======

                                                                      SIX MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,          JUNE 30,
                                      ----------------------------    ----------------
                                       1997       1998       1999      1999      2000
                                      -------    -------    ------    ------    ------
                                                                        (UNAUDITED)
                                                       (IN THOUSANDS)
Income from operations:
  North America.....................  $10,870    $10,995    $1,678    $  469    $1,645
  Asia..............................     (539)     2,174     2,686       947     3,258
  Europe............................       --       (111)      (84)     (172)       10
                                      -------    -------    ------    ------    ------
                                      $10,331    $13,058    $4,280    $1,244    $4,913
                                      =======    =======    ======    ======    ======

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Total Assets:
  North America.......................................  $37,568    $34,743    $31,503
  Europe..............................................       --          8      6,694
  Asia................................................    2,173      5,617      6,821
  Corporate...........................................    1,355      4,004      4,318
                                                        -------    -------    -------
                                                        $41,096    $44,372    $49,336
                                                        =======    =======    =======

     Information on our two operating segments for the three years ended December 31, 1997, 1998 and 1999, and for the six months ended June 30, 1999 and 2000, is as follows:

                                                                     SIX MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,             JUNE 30,
                                --------------------------------    ------------------
                                  1997        1998        1999       1999       2000
                                --------    --------    --------    -------    -------
                                                                       (UNAUDITED)
                                                    (IN THOUSANDS)
Net sales:
  Antennas....................  $ 42,704    $ 55,306    $ 56,654    $24,989    $30,252
  Power products..............    62,507      56,728      52,990     21,410     32,210
                                --------    --------    --------    -------    -------
                                $105,211    $112,034    $109,644    $46,399    $62,462
                                ========    ========    ========    =======    =======
Gross Profit:
  Antennas....................  $ 10,752    $ 17,286    $ 12,725    $ 5,239    $ 8,223
  Power products..............  $  9,149    $  7,606    $  4,954    $ 1,791    $ 3,661
                                --------    --------    --------    -------    -------
                                $ 19,901    $ 24,892    $ 17,679    $ 7,030    $11,884
                                ========    ========    ========    =======    =======

     DEPENDENCE ON MAJOR CUSTOMERS. Our customer Ericsson accounted for 53%, 51%, 49%, 45% and 55% of our net sales for the years ended December 31, 1997, 1998, 1999 and for the six months ended June 30, 1999 and 2000 (unaudited), respectively. Our customer Motorola accounted for 29%, 29%, 27%, 27% and 28% for the years ended December 31, 1997, 1998, 1999 and for the six months ended June 30, 1999 and 2000 (unaudited), respectively.

     The sales percentages also approximate the concentration in trade receivables from these two major customers.

13. STOCK OPTION PLANS

     During 1997, we adopted the 1997 Stock Option Plan whereby 638,300 shares (subsequently amended to 1,250,000 shares) of our common stock have been reserved for issuance to eligible employees in the form of nonqualified or incentive stock options. The 445,000 options outstanding under the 1997 Plan as of June 30, 2000 (unaudited) vest ratably over four years and have a term of ten years.

     During 2000, we adopted the 2000 Non-Employee Director Option Plan whereby 200,000 shares of our common stock have been reserved for issuance to our non-employee directors in the form of nonqualified stock options. The 75,000 options outstanding under the 2000 Plan at June 30, 2000 (unaudited) vest ratably over four years and generally have a term of ten years.

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

     A summary of stock option activity is as follows:

                                                YEARS ENDED DECEMBER 31,                            SIX MONTHS ENDED JUNE 30,
                              ------------------------------------------------------------   ---------------------------------------
                                     1997                 1998                 1999                 1999                 2000
                              ------------------   ------------------   ------------------   ------------------   ------------------
                                        WEIGHTED             WEIGHTED             WEIGHTED             WEIGHTED             WEIGHTED
                                        AVERAGE              AVERAGE              AVERAGE              AVERAGE              AVERAGE
                                        EXERCISE             EXERCISE             EXERCISE             EXERCISE             EXERCISE
                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                              -------   --------   -------   --------   -------   --------   -------   --------   -------   --------
                                                                                                           (UNAUDITED)
Outstanding, beginning of
  period....................       --    $0.00     300,000    $0.29     387,500    $0.55     387,500    $0.55     387,500    $0.55
  Granted...................  300,000    $0.29      87,500    $1.46          --    $0.00          --    $0.00     132,500    $2.87
  Exercised.................       --    $0.00          --    $0.00          --    $0.00          --    $0.00          --    $0.00
  Forfeited.................       --    $0.00          --    $0.00          --    $0.00          --    $0.00          --    $0.00
                              -------    -----     -------    -----     -------    -----     -------    -----     -------    -----
Outstanding, end of
  period....................  300,000    $0.29     387,500    $0.55     387,500    $0.55     387,500    $0.55     520,000    $1.14
                              =======    =====     =======    =====     =======    =====     =======    =====     =======    =====
Options exercisable at
  period end................       --               75,000              171,875              162,500              259,325
                              -------              -------              -------              -------              -------
Weighted average fair value
  of options granted during
  the period................             $0.14                $0.58                  N/A                  N/A                $1.29
                                         -----                -----                -----                -----                -----
Options available for
  grant.....................  338,300              250,800              250,800              250,800              118,300
                              =======              =======              =======              =======              =======

     Additional information relating to stock options outstanding and exercisable at December 31, 1999, summarized by exercise price is as follows:

                               OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                 -----------------------------------------------   ----------------------------
                               WEIGHTED AVERAGE      WEIGHTED                       WEIGHTED
                   NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
EXERCISE PRICE   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------------   -----------   ----------------   --------------   -----------   --------------
    $0.29          300,000           6.9              $0.29          150,000         $0.29
    $1.20           50,000           7.8              $1.20           12,500         $1.20
    $1.80           37,500           8.5              $1.80            9,375         $1.80
                   -------           ---              -----          -------         -----
                   387,500           7.2              $0.55          171,875         $0.44
                   =======           ===              =====          =======         =====

     In the six months ended June 30, 2000, we granted 132,500 stock options at a weighted average exercise price of $2.87 per share. On the grant dates, the deemed fair value of the options was $5.26 and was in excess of the exercise price for the total of all options granted during such period by approximately $316,000. Accordingly, we have recognized such excess as deferred compensation which will be amortized to expense over the four-year vesting period of these options.

     Subsequent to June 30, 2000, we granted 112,500 additional stock options with a weighted average exercise price of $9.22 per share. On the grant dates, the deemed fair value of the options was in excess of the exercise price by approximately $139,000. Accordingly, we will recognize such excess as additional deferred compensation which will be amortized to expense over the four-year vesting period of these options.

     As permitted, we have adopted the disclosure only provisions of SFAS No.
123. Accordingly, no compensation expense, except as specifically described above, has been recognized for the stock option plans. Had compensation expense been determined based on the fair value at the dates of grant consistent with the

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES provisions of SFAS No. 123, our net income per share would have been reported as the pro forma amounts indicated below:

                                                    YEARS ENDED              SIX MONTHS ENDED
                                                   DECEMBER 31,                  JUNE 30,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1999       2000
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss) applicable to common
  stockholders:
  As reported............................  $ 3,064    $ 3,425    $   780    $  (476)   $ 1,442
  Pro forma..............................    3,053      3,400        722       (507)     1,416
Diluted net income (loss) per share:
  As reported............................  $  0.38    $  0.42    $  0.07    $ (0.06)   $  0.17
  Pro forma..............................     0.38       0.41       0.07      (0.06)      0.16

     The fair value of each option grant was estimated on the date of grant using the minimum value method, using an expected life of 10 years, a zero expected dividend yield and a risk free interest rate of 5.2% to 6.5%.

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

14. HISTORICAL EARNINGS PER SHARE

     Basic and diluted net income (loss) per share ("EPS") are presented on the face of our consolidated financial statements of operations. Conversion of our Series A convertible preferred stock is not assumed for periods in which the conversion would have an antidilutive effect. A reconciliation of the EPS numerator is as follows:

                                                       YEARS ENDED            SIX MONTHS ENDED
                                                       DECEMBER 31,               JUNE 30,
                                                --------------------------    -----------------
                                                 1997      1998      1999      1999       2000
                                                ------    ------    ------    -------    ------
                                                                                 (UNAUDITED)
                                                                (IN THOUSANDS)
Net income (loss) available for common
  stockholders................................  $3,064    $3,425    $  780    $  (476)   $1,442
Adjustments:
  Dividends on convertible preferred stock....      --        --        --         --        --
                                                ------    ------    ------    -------    ------
Adjusted net income available to common
  stockholders................................  $3,064    $3,425    $  780    $  (476)   $1,442
                                                ======    ======    ======    =======    ======

     The reconciliation of the EPS denominator is as follows:

                                                          YEARS ENDED           SIX MONTHS ENDED
                                                          DECEMBER 31,              JUNE 30,
                                                    ------------------------    ----------------
                                                    1997     1998      1999      1999      2000
                                                    -----    -----    ------    ------    ------
                                                                                  (UNAUDITED)
                                                                   (IN THOUSANDS)
Weighted average shares outstanding-basic.........  8,000    8,000     8,097    8,000     8,197
Dilutive impact of stock options..................    112      232       308       --       388
Dilutive impact of convertible preferred stock....     --       --     2,000       --        --
                                                    -----    -----    ------    -----     -----
Weighted average shares outstanding-diluted.......  8,112    8,232    10,405    8,000     8,585
                                                    =====    =====    ======    =====     =====

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

15. UNAUDITED PRO FORMA EARNINGS PER SHARE AND PRO FORMA STOCKHOLDERS' EQUITY (DEFICIT)

     Upon the closing of our initial public offering (see Note 16), all outstanding Series A convertible preferred stock will be converted into our common stock and all outstanding Series B redeemable preferred stock will be redeemed.

     Pro forma basic and diluted net income (loss) per share have been computed to give effect to common equivalent shares from Series A convertible preferred stock and to include Series C convertible preferred stock issued in September 2000 (see Note 16), that will convert upon the closing of our initial public offering (using the as-if-converted method) for the year ended December 31, 1999 and the unaudited six months ended June 30, 1999 and 2000. The computation also includes the pro forma effect of the redemption of the Series B redeemable preferred stock and the pro forma effects of the Xertex acquisition (see Note
16).

     The reconciliation of the numerator used in the calculation of pro forma basic and diluted net income (loss) per common shares is as follows:

                                                                              SIX MONTHS ENDED
                                                               YEAR ENDED         JUNE 30,
                                                              DECEMBER 31,    -----------------
                                                                  1999         1999      2000
                                                              ------------    ------    -------
                                                                                 (UNAUDITED)
                                                                       (IN THOUSANDS)
Net income (loss) available for common shares...............     $  780       $(476)    $1,442
Adjustments:
  Pro forma effects of Xertex acquisition...................       (300)       (150)      (150)
  Dividends on convertible preferred stock..................         --          --        800
  Dividends on Series B redeemable preferred stock..........        987         476        746
Pro forma adjusted net income available for common shares...     $1,467       $(150)    $2,838
                                                                 ======       =====     ======

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

     The reconciliation of the denominator used in the calculation of pro forma basic and diluted net income (loss) per common shares is as follows:

                                                                              SIX MONTHS ENDED
                                                               YEAR ENDED         JUNE 30,
                                                              DECEMBER 31,    ----------------
                                                                  1999         1999      2000
                                                              ------------    ------    ------
                                                                                (UNAUDITED)
                                                                       (IN THOUSANDS)
Denominator (basic):
Weighted average common shares outstanding..................      8,097        8,000     8,197
Adjustment for Xertex acquisition...........................        217          217       217
Adjustments to reflect assumed conversion of convertible
  preferred stock from the date of issuance:
  Series A..................................................      2,000        2,000     2,000
  Series C..................................................      1,444        1,444     1,444
                                                                 ------       ------    ------
Weighted average shares used in computing basic pro forma
  net income (loss) per share...............................     11,758       11,661    11,858
                                                                 ======       ======    ======
Denominator (diluted):
Weighted average common shares outstanding..................      8,097        8,000     8,197
Adjustment for Xertex acquisition...........................        217          217       217
Dilutive impact from common stock options...................        308           --       388
Adjustments to reflect assumed conversion of convertible
  preferred stock from the date of issuance:
  Series A..................................................      2,000        2,000     2,000
  Series C..................................................      1,444        1,444     1,444
                                                                 ------       ------    ------
Weighted average shares used in computing diluted pro forma
  net income (loss) per share...............................     12,066       11,661    12,246
                                                                 ======       ======    ======

16. SUBSEQUENT EVENTS

     FINANCING. On September 6, 2000, we issued 1,444,042 shares of Series C convertible preferred stock to accredited investors in a private offering. Net proceeds from the financing were approximately $20.0 million, or $13.85 per share. In connection with the offering, we amended our Articles of Incorporation to authorize 1,500,000 shares of Series C convertible preferred stock, par value $0.01. Dividends on the Series C convertible preferred stock accrue at a rate of 8% per annum. The stock is redeemable at the option of the holders after five years.

     ACQUISITION. On September 11, 2000, we entered into a merger agreement with Xertex Technologies, Inc. (Xertex) located in Broomfield, Colorado. Xertex designs, manufactures and sells antennas and antenna products based on their patented and patent pending technologies. In conjunction with the merger, we will pay the shareholders of Xertex approximately $750,000 and issue 216,607 shares of our common stock. In addition, we will convert any outstanding Xertex stock options into options to purchase our common stock. Included within the merger agreement is a provision requiring that in the event the acquired operations meet certain 2001 revenue targets, we will provide additional consideration of 27,076 shares of common stock to certain Xertex shareholders. The acquisition will be accounted for using the purchase method of accounting. If issued, the additional consideration will result in additional purchase price. We are currently evaluating the purchase price allocation related to the merger, but expect a significant portion of the purchase price to be allocated to goodwill. Xertex's results of operations prior to the acquisition were not material.

             CENTURION WIRELESS TECHNOLOGIES, INC. AND SUBSIDIARIES

     INITIAL PUBLIC OFFERING. In September 2000, our Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit us to offer shares of common stock to the public. Our Board of Directors also authorized a name change from Centurion International, Inc. to Centurion Wireless Technologies, Inc., and a change in the state of incorporation from Nebraska to Delaware, and an increase in our capitalization to 13,500,000 shares of common stock. In addition, the Board of Directors approved a ten-for-one stock split. All share and per share amounts in these financial statements have been adjusted to reflect the impact of the stock split. If the offering is consummated under terms presently anticipated, all outstanding shares of Series A convertible preferred stock will convert into 2,000,000 shares of common stock. In addition, all outstanding shares of Series B redeemable preferred stock will be redeemed for $8,500,000.

     SUBSEQUENT TRANSACTIONS (UNAUDITED). In September 2000, we redeemed 2,500 shares of Series B preferred stock held by the former owners of Sigma for $250,000 plus accrued dividends. In addition, a group of our stockholders purchased the 197,450 shares of putable common stock held by the former owners of Sigma for approximately $2,567,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     SHARES

                                     [LOGO]

                         ------------------------------

                                   Prospectus

                                           , 2000

                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC
                                   CHASE H&Q
                           U.S. BANCORP PIPER JAFFRAY
                             C.E. UNTERBERG, TOWBIN

     Until             , 2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their various allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Centurion in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $21,252.00
NASD filing fee.............................................    8,550.00
Nasdaq National Market listing fee..........................   90,000.00
Printing and engraving costs................................           *
Legal fees and expenses.....................................           *
Accounting fees and expenses................................           *
Blue sky fees and expenses..................................    3,000.00
Transfer agent and registrar fees...........................           *
Miscellaneous expenses......................................           *
                                                              ==========
          Total.............................................           *

------------
* To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article Fifth of our amended and restated certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.

     Article Fifth of our articles of incorporation also provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     Reference is also made to Section 8(a) of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of Centurion against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since our inception, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

     On September 6, 2000, we issued 1,444,042 shares of Series C convertible preferred stock, $0.01 par value, at $13.85 per share, or approximately $20.0 million in total, to Cornerstone Equity Investors IV, L.P., Prudential Private Equity Investors III, L.P., Kuck Investment Partners, L.P., State of Wisconsin Investment

Board, Randolph Street Partners III, K&E Investment Partners, LLC-2000DIF and certain individuals. The Series C convertible preferred stock will automatically convert to 1,444,042 shares of common stock immediately prior to the consummation of this offering.

     On April 18, 1997, we issued 85,000 shares of Series B redeemable preferred stock, $0.01 par value, at $100 per share, or $8,500,000 in total, to Cornerstone Equity Investors IV, L.P. and Prudential Private Equity Investors III, L.P. On July 5, 1999, we issued 2,500 shares of Series B redeemable preferred stock, $0.01 par value, at $100 per share, or $250,000 in total, to Anthony Boyle, Michael McGinley and Peter Crowley. The Series B redeemable preferred stock will be redeemed for a total amount of $8,750,000 contemporaneously with the consummation of this offering.

     On April 18, 1997, we issued 160,000 shares of Series A convertible preferred stock, as well as $27,000,000 in cash and $3,000,000 in holdback notes, in exchange for 90 shares of common stock, to Kuck Investment Partners, L.P., Scott M. Kuck and Lance J. Kuck. The Series A convertible preferred stock will automatically convert to 2,000,000 shares of common stock immediately prior to the consummation of this offering.

     On April 18, 1997, we issued 7,000,000 shares of our common stock, $0.01 par value, at $0.29 per share, or $2,030,000 in total to Cornerstone Equity Investors IV, L.P., Prudential Private Equity Investors III, L.P., and P. Jackson Bell. On that date, we issued 1,000,000 shares of our common stock, $0.01 par value, to Kuck Investment Partners, L.P. in exchange for the cancellation of 10 shares of common stock. On June 2, 1999, we issued 197,450 shares of our common stock, $0.01 par value, for a total purchase price of $1,750,000 to Anthony Boyle, Michael McGinley and Peter Crowley.

     From inception to September 15, 2000, we have not issued and sold any shares of our common stock to employees, consultants, and directors pursuant to the exercise of options granted under our stock option plans.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

  1.1  Underwriting Agreement.*
  2.1 Recapitalization Agreement, dated April 18, 1997, by and among the Registrant, certain stockholders of the Registrant, Cornerstone Equity Investors IV, L.P., and certain other purchasers.
  2.2  Asset and Share Purchase Agreement, dated as of June 2,
       1999, by and among the Registrant and Sigma Wireless
       Technologies Ltd.
  2.3  Amendment to Asset and Share Purchase Agreement, dated as of
       June 2, 1999, by and among the Registrant and Sigma Wireless
       Technologies Ltd.
  2.4  Agreement and Plan of Merger, dated as of September 12,
       2000, by and among Xertex Acquisition Company, Xertex
       Technologies, Inc. and the Registrant.
  3.1  Certificate of Incorporation.
  3.2  By-Laws.
  3.3  Amended and Restated Certificate of Incorporation.*
  3.4  Amended and Restated By-Laws.*
  4.1 Amended and Restated Registration Rights Agreement, dated as of September 6, 2000, by and among the Registrant, Cornerstone Equity Investors IV, L.P., Prudential Private
       Equity Investors III, L.P., Kuck Investment Partners, L.P.,
       James A. Boyle, Michael McGinley, Peter Crowley, Randolph
       Street Partners III, K&E Investment Partners, LLC-2000DIF,
       P. Jackson Bell, Behlman Family Revocable Trust, and the
       State of Wisconsin Investment Board.
  4.2  Specimen Common Stock Certificate.*
  5.1  Opinion of Kirkland & Ellis.*
 10.1  Centurion Wireless Technologies, Inc. 1997 Stock Option
       Plan.

 10.2  Centurion Wireless Technologies, Inc. 2000 Non-Employee
       Director Option Plan.*
 10.3  Letter Agreement, dated July 21, 2000, between the
       Registrant and Donald C. Naab.
 10.4  Letter Agreement, dated August 17, 1999, between the
       Registrant and Yenho K. Tree.
 10.5  Consultancy Agreement, dated July 5, 1999, between Sigma
       Wireless Technologies Limited, Centurion International,
       Limited and the Registrant.
 10.6 Subscription Agreement, dated as of June 2, 1999, by and among the Registrant, Cornerstone Equity Investors IV, L.P.,
       Prudential Private Equity Investors III, L.P., Kuck
       Investment Partners, L.P., and James Anthony Boyle, Michael
       McGinley, and Peter Crowley.
 10.7  Securities Purchase Agreement, dated as of September 6,
       2000, by and among Cornerstone Equity Investors IV, L.P., the State of Wisconsin Investment Board, Prudential Private
       Equity Investors III, L.P., Randolph Street Partners III,
       K&E Investment Partners, LLC-2000DIF, Kuck Investment
       Partners, L.P., P. Jackson Bell, Behlman Family Revocable
       Trust, and the Registrant.
 10.8  Revolving Credit, Term Loan and Security Agreement, dated
       December 30, 1998, among the Registrant, certain financial institutions, and PNC Bank, National Association.
 10.9  Patent License Agreement, dated October 12, 1998, between
       Ericsson Inc. and the Registrant.+
10.10  Patent License Agreement, dated July 5, 1999, between
       Finglas Technologies Limited and Centurion International,
       Limited.
10.11  Side Letter, dated July 2, 1999, between Finglas
       Technologies Limited and Centurion International, Limited.
10.12  Option Agreement, dated July 5, 1999, between Finglas
       Technologies Limited and the Registrant.
10.13  Development Agreement, dated July 7, 2000, between Dell
       Computer Corporation and the Registrant.+
10.14  Lease Agreement, dated July 15, 1997, by and between
       Campbell Properties Corporation and the Registrant.
10.15 Addendum to Lease Agreement, dated September 18, 2000, by and between Campbell Properties Corporation and the Registrant.
10.16  Lease Agreement, dated July 5, 1999, by and between Anthony
       Boyle, Peter Crowley and Michael McGinley and Centurion
       Operations Limited, formerly Sigma Wireless (UK) Limited.
10.17  Lease Contract, dated November 25, 1999, between Shanghai
       Changzheng Nonggongshang Company and Centurion Electronics
       Shanghai.
10.18  Tenancy Agreement, dated April 28, 2000, between Palm Peak
       Trading Sdn. Bhd. and Centurion Wireless Components (M) Sdn.
       Bhd.
10.19  Sublease Agreement, dated April 9, 1999, between AMS
       Tijuana, S.A. de C.V. and Centurion International Mexico,
       S.A. de C.V.
10.20  Addendum to Sublease Agreement, dated March 6, 2000, between
       AMS Tijuana, S.A. de C.V. and Centurion International
       Mexico, S.A. de C.V.
 21.1  List of subsidiaries of the Registrant.
 23.1  Consent of Kirkland & Ellis (included in Exhibit 5.1).*
 23.2  Consent of Arthur Andersen LLP.
 24.1  Power of Attorney (on signature page).
 27.1  Financial Data Schedule, period ended December 31, 1999.
 27.2  Financial Data Schedule, period ended June 30, 2000.

------------
* To be filed by amendment.

+ A request for confidential treatment was filed for portions of this document.
  Confidential portions have been omitted and filed separately with the Commission as required by Rule 406.

     (b) FINANCIAL STATEMENT SCHEDULES

                Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     We hereby undertake to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, State of Nebraska, on the 22nd day of September, 2000.

                                          Centurion Wireless Technologies, Inc.

                                          By:         /s/ GARY L. KUCK
                                            ------------------------------------
                                             Gary L. Kuck, President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary L. Kuck, Mark Rossi and Robert H. Getz and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----
                 /s/ GARY L. KUCK                    President and Chief Executive   September 22, 2000
---------------------------------------------------    Officer, Director (Principal
                   Gary L. Kuck                        Executive Officer)

              /s/ WILLIAM E. CAMPBELL                Chief Financial Officer         September 22, 2000
---------------------------------------------------    (Principal Financial
                William E. Campbell                    Officer)

                /s/ CRAIG A. JESSEN                  Controller                      September 22, 2000
---------------------------------------------------    (Principal Accounting
                  Craig A. Jessen                      Officer)

                 /s/ SUSAN J. KUCK                   Executive Vice President,       September 22, 2000
---------------------------------------------------    Director
                   Susan J. Kuck

               /s/ ROBERT G. BEHLMAN                 Director                        September 22, 2000
---------------------------------------------------
                 Robert G. Behlman

                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----
                /s/ P. JACKSON BELL                  Director                        September 22, 2000
---------------------------------------------------
                  P. Jackson Bell

                /s/ JOHN A. DOWNER                   Director                        September 22, 2000
---------------------------------------------------
                  John A. Downer

                /s/ ROBERT H. GETZ                   Director                        September 22, 2000
---------------------------------------------------
                  Robert H. Getz

                  /s/ MARK ROSSI                     Director                        September 22, 2000
---------------------------------------------------
                    Mark Rossi

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE OF
                     CENTURION WIRELESS TECHNOLOGIES, INC.

To Centurion Wireless Technologies, Inc.:

We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Centurion Wireless Technologies, Inc. (a Delaware corporation) (formerly Centurion International, Inc. -- a Nebraska corporation) and subsidiaries included in this registration statement and have issued our report thereon dated September 18, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Centurion Wireless Technologies, Inc., "Schedule II -- Valuation and Qualifying Accounts," is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Omaha, Nebraska,
September 18, 2000

                     CENTURION WIRELESS TECHNOLOGIES, INC.
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS

                                                       BALANCE AT    CHARGED TO                BALANCE AT
                                                      BEGINNING OF   COSTS AND                   END OF
                                                         PERIOD       EXPENSES    DEDUCTIONS     PERIOD
                                                      ------------   ----------   ----------   ----------
                                                                        (IN THOUSANDS)
Year ended December 31, 1997
  Allowance for Doubtful Accounts...................     $  184         $ --       $    --       $  184
  Inventory Obsolescence Reserve....................      1,500          410            --        1,910
                                                         ------         ----       -------       ------
                                                          1,684          410            --        2,094
                                                         ======         ====       =======       ======
Year ended December 31, 1998
  Allowance for Doubtful Accounts...................     $  184         $ --       $    --       $  184
  Inventory Obsolescence Reserve....................      1,910          385        (1,351)         944
                                                         ------         ----       -------       ------
                                                          2,094          385        (1,351)       1,128
                                                         ======         ====       =======       ======
Year ended December 31, 1999
  Allowance for Doubtful Accounts...................     $  184         $ --       $    --       $  184
  Inventory Obsolescence Reserve....................        944          100          (544)         500
                                                         ------         ----       -------       ------
                                                         $1,128         $100       $  (544)      $  684
                                                         ======         ====       =======       ======

                                       S-2